FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

Management's Proposal and Manual to Attend the Extraordinary General Meeting of Shareholders to be held on December 30, 2019.

Sao Paulo (SP, Brazil), November 29, 2019.

1.          INTRODUCTION

Dear shareholders,

The Management of Companhia Brasileira de Distribuição (hereinafter, the "Company") hereby submits below information on the matters to be resolved by the Management's proposal at the Company's Extraordinary General Meeting of Shareholders (the "Meeting") to be held on December 30, 2019 at 10.00 a.m., at Avenida Brigadeiro Luís Antonio, No. 3,142, in the City of Sao Paulo, State of Sao Paulo, Brazil, as well as the clarifications necessary for the shareholders to attend such meeting.

The Company prepared this Management's Proposal and Manual to Attend such Meeting (the "Proposal") in compliance with good corporate governance and transparency practices, aiming at guiding and clarifying to all its Shareholders about the matters to be addressed, and also the Company's Investor Relations Department is fully made available for them to answer any further questions.

The following matters on the agenda will be resolved:

I.           Reelection of the current members of the Board of Directors of the Company;

II.         Migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”);

III.       As a requirement to the migration, conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share for each preferred share;

IV.       Subject to the approval of the former items, global reform of the By-Laws of the Company to adjust it to the requirements of the Novo Mercado Listing Regulation and to incorporate the adjustments detailed in the management proposal and consolidation of the By-Laws, which validity is conditioned to the approval of the migration of the Company to Novo Mercado by B3;

V.         Subject to the approval of the former items, changes to the Stock Option Plan and to the Equity Compensation Plan of the Company, which validity is conditioned to the approval of the migration of the Company to Novo Mercado by B3; and

VI.       Approval of additional annual global remuneration of the management.

The Management's proposals on the agendas of the Meeting, as well as the information about each of the topics, are detailed in section 3 of this Proposal.

Sao Paulo (SP, Brazil), November 29, 2019.

The Management

Companhia Brasileira de Distribuição

2.          REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Shareholder can attend Meeting whether (a) being personally present, (b) by a duly appointed proxy, or (c) by distance votes cast by means of remote ballots sent through their corresponding custodian agents (if they provide such type of service), or by Itaú Corretora de Valores S.A., which is the bookkeeping agent of the Company (“Bookkeeping Agent”), or directly to the Company, as set forth below:

2.1.      Personal Attendance

Shareholders that are interested in attending the Meeting in person must send to the Corporate Legal Department at the Company's headquarters, for receipt of delivery, 72 (seventy-two) hours in advance of the date of the Meeting, a certified copy of the documents (physical copies with notarized signatures) proving the status of the Company's shareholder under article 126, II of Law 6,404 of December 15, 1976, as amended (“Law 6,404/76”) accompanied of a certified copy of the following documents:

(a)        For individuals: shareholder's identification document with photo;

(b)        For organizations: (i) restated bylaws or articles of association, in addition to the corporate documents proving that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of the legal representative; and

(c)        For investment funds: (i) consolidated rules of the fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's legal representative.

The Company will not require the sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or that are submitted accompanied by a translation in those languages; sworn translation being required in all other cases. The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizen's identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport or officially recognized professional class identification documents.

It is worth emphasizing that shareholders may attend the Meeting even without having submitted such documents beforehand, if they to provide such documents at the beginning of the Meeting, at the place, date, and time set forth in section 1 of this Proposal, pursuant to article 5, paragraph 2 of CVM (Securities and Exchange Commission) Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481").

2.2.      Participation by Proxy

Shareholders that want to be represented by proxy at the Meeting must send to the Corporate Legal Department at the Company's headquarters, for receipt of delivery, 72 (seventy-two) hours prior to the date of such Meetings, a certified copy of the (i) corresponding documents able to prove the status of shareholder of the Company (physical copies with notarized signatures); (ii) documents containing the corresponding powers and authority of representation/proxy (physical copies with notarized signatures); (iii) identification documents of the proxy to attend the Meeting, as well as, in the case of an organization or an investment fund, certified copies of the identification document and minutes of election of the corresponding legal representative(s)'s who had signed the power of attorney evidencing the proxy's authority to represent those shareholders (physical copies with notarized signatures); and (iv) the documents referred to in section 2.1 above. The Company does not accept instruments of power of attorney granted by Shareholders by electronic means.

It is worth emphasizing that shareholders may be represented by proxy at the Meeting even without having submitted such documents beforehand, if they to provide such documents at the beginning of the Meetings, at the place, date, and time set forth in section 1 of this Proposal, pursuant to article 5, paragraph 2 of CVM Instruction 481.

2.3.      Participation by means of a Distance Voting Ballot

Shareholders who want to exercise their voting right by means of a distance voting ballot, pursuant to CVM Instruction 481, must (a) fill in the Distance Voting Ballots related to the Meeting, according to the filling-in instructions contained therein as available in the Company's Investor Relations website (the "Ballot"), and (b) send it (i) directly to the Company; (ii) to the Bookkeeping Agent, or (iii) to its corresponding custodian agent (if this type of service is provided), observing the following instructions:

I.       Submitting the Ballot directly to the Company: the Shareholder must send to the Corporate Legal Department, at the Company's headquarters, by mail service, the physical and printed form of such Ballot (filled in, initialed and signed, according to the filling-in instructions included therein) accompanied of a certified copy of the documents listed hereinabove in section 2.1; or

II.     Submitting the Ballot to the Custodian Agent or the Company’s Bookkeeping Agent: Shareholders holding shares issued by the Company deposited in a central securities depository may transmit their voting instructions to fill in the Ballot, through their corresponding custody agents, if they provide such kind of service. Shareholders who do not have their shares deposited with a central depository may transmit their voting instructions to the Company's Bookkeeping Agent, Itaú Corretora de Valores S.A., through channels made available by it. The delivery of such Ballot will be subject to the rules, guidelines and deadlines set by each custodian or by the Bookkeeping Agent, as the case may be. For that purpose, every Shareholder should contact them and verify the procedures, documents and information provided for by them to issue voting instructions through the Ballot.

In all cases, for such Ballot to produce a valid effect, December 23, 2019 (that is, seven (7) days before the date of the Meeting, pursuant to Article 21-B of CVM Instruction 481) shall be the last day allowed for such Ballots to be received through one of the forms pointed out hereinabove, and not the last day for sending them. If the Ballot is received after December 23, 2019, such votes will not be counted.

3.          MANAGEMENT'S PROPOSAL

The Company's Management hereby submits to the Meeting the following proposals.

I.           REELECTION OF THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

With the objective of giving stability in the orientation and conduction of the businesses of the Company after the migration to Novo Mercado, we propose that the shareholders approve the reelection of the current Board members, whose term of office expires on April 27, 2020, for a new mandate expiring on the General Shareholders Meeting which will approve the financial statements related to the fiscal year ended on December 21, 2021.

Exceptionally, with the purpose of economy, simplicity and transparency, the first mandate of the members of the Board of Directors after the migration will go beyond in a few months the limit of two years established in the bylaws and item 4.5 of the Nível 1 Regulation, so that the final term coincides with the General Shareholders Meeting of 2022 with the purpose of economy, simplicity and transparency.

On November 27, 2019, B3 extraordinarily authorized that the first mandate of the members of the Board of Directors after the migration exceeds the limitation of two years established in the regulation. In compliance with such authorization, the Board members will be elected for a mandate which will not exceed April 30, 2022.

Currently, the Board of Directors is composed of nine (9) members, as informed in the Company’s Formulário de Referência:

Name	Position
Jean-Charles Henri Naouri	President
Arnaud Daniel Charles Walter Joachim Strasser	Co-Vice President
Ronaldo Iabrudi dos Santos Pereira	Co-Vice President
Franck-Philippe Georgin	Member
Hervé Daudin	Member
Philippe Alarcon	Member
Luiz Augusto de Castro Neves	Independent member
Eleazar de Carvalho Filho	Independent member
Luiz Nelson Guedes de Carvalho	Independent member

The Board of Directors of the Company is currently composed of nine (9) effective members and the management proposes that this number is maintained.

The management of the Company informs that, as disclosed in its public information, it is not possible for shareholders to require the adoption of the multiple vote procedure as the controlling shareholder holds 99.4% of the common shares issued by the Company.

In compliance with article 10 of CVM Instruction 481, the information about the candidates supported by Management, which are the ones in the table above, are included in Annex I of this Proposal.

Annex I
Information of the Candidates appointed for reelection
(Items 12.5 to 12.10 of the Formulário de Referência)

12.5.     With respect to each manager, indicate, as a table:

a) Name	Jean-Charles Henri Naouri
(b) Date of birth	03/08/1949
(c) Occupation	Business manager
(d) CPF or Passport Number	Passport from the Republic of France No. 06AZ68039
(e) Elected Position Held	Chairman of the Board of Directors
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	He belongs only to the Board of Directors
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No.
(l) Number of Consecutive Tenures	7

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Jean-Charles Henri Naouri –has been a member of the Company’s Board of Directors since 2005. He is also president and chief executive officer of Casino Group, president of its controller, S.A.S.. He also holds the following positions: Chairman of the Board of Directors of Rallye S.A., member of the Board of Directors of F. Marc de Lacharrière (Fimalac) S.A., vice-president of Casino Group Corporate Foundation and president of Euris Foundation. On June 2013, Mr. Naouri was appointed by the French Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. In the last 5 years, he was president and chief executive officer of Casino Finance (until 2017), chairman of the Board of Directors of Cnova N.V. (until 2015), chairman of the Board of Directors of Wilkes Participações (until 2015), president and chief executive officer (until 2013), then chairman of the supervisory board (until 2013) and member of the supervisory board (until 2014) of Monoprix S.A., and chief executive officer of Rallye S.A. (until 2013). From 1982 to 1986, Mr. Naouri was head of the team of the French National Social and Solidarity Ministry and the Ministry of Economy, Finance and Budget of France. Mr. Naouri is the Finance Inspector of the French government. Mr. Naouri holds a bachelor degree from the Ecole Normale Supérieur and the Ecole Nationale d’Administration and holds a Ph.D. in Mathematics and studied at Harvard University.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Arnaud Daniel Charles Walter Joachim Strasser
(b) Date of birth	07/06/1969
(c) Occupation	Business manager
(d) CPF or Passport Number	234.109.258-64
(e) Elected Position Held	Vice-president of the Company’s Board of Directors since 2012 and member of the Board of Directors since 2010.
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors; Member of the Finance Committee; Member of the Corporate Governance and Sustainability Committee; and Member of the Human Resources and Compensation Committee.
(j) Indicate if elected by the controlling shareholder	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No
(l) Number of Consecutive Tenures	5

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Strasser is the Chairman of the Company’s Human Resources and Compensation Committee. He is also a member of the Board of Directors of the following companies of Casino Group: (i) Cnova since 2014; Éxito since 2010 and (iii) Via Varejo since 2012 (in which he is vice-president since 2013). Until 2016, he acted as member of the Board of Directors of Exito, until 2014, Mr. Strasser also acted as member of the board of directors of Big C Supercenter plc., also belonging to Casino Group. He has been working for Casino Group since 2007, where he currently acts as director of corporate development and equity stakes. Mr. Strasser holds a bachelor degree from the Ecole Nationale d’Administration and a master degree from the Hautes Etudes Commerciales and Institut d’Estudis Politiques de Paris.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Ronaldo Iabrudi dos Santos Pereira
(b) Date of Birth	05/14/1955
(c) Occupation	Psychologist
(d) CPF or passport number	223.184.456-72
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other positions or functions exercised at the Company	Chief Executive Officer; Member of the Human Resources and Compensation Committee; Member of the Corporate Governance Committee; and Member of the Sustainable Development Committee.
(j) Indication if it was elected by the controller or not	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	No
(l) Number of Consecutive Tenures	0

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations

Ronaldo Iabrudi took the position of Chief Executive Officer of GPA on January 2014. He was also elected member of the Board of Directors of Companhia Brasileira de Distribuição on 04/27/2016, as well as a Member of its Human Resources and Remuneration Committees, of Corporate Governance and Sustainable Development on 05/09/2016. The executive also holds the position of Chairman of the Board of Directors of Via Varejo and Vice-President of the Board of Directors of Cdiscount, based in Amsterdam, Netherlands. Previously, he worked as Chairman of the Board of Directors of Lupatech, Contax and Telemar, and a member of the Board of Directors of Estácio, Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was CEO of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Telemar Group, where he took several positions, including CEO of Telemar/Oi and Contax. From 1997 to 1999, Ronaldo Iabrudi worked as CEO of FCA (Ferrovia Centro-Atlântica) and, from 1984 to 1997, as Finance Administrative Executive Officer and Human Resources Officer at Gerdau Group. He holds a bachelor degree in Psychology from PUC/MG (1979), a Master Degree in Organizational Development from the Université Panthéon Sorbonne and a Master Degree in Change Management from the Université Paris Dauphine, in Paris, France.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Eleazar de Carvalho Filho
(b) Date of birth	07/26/1957
(c) Occupation	Economist
(d) CPF or Passport Number	382.478.107-78
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	President of the Finance Committee; and Member of the Audit Committee.
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the definition of “independent member” provided in the Level 2 Listing Regulation of B3 S.A.’s Corporate Governance[1].
(l) Number of consecutive tenures:	4

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Eleazar de Carvalho Filho has been an independent member of the board of directors of the Company since 2012 and a member of the board of directors of Cnova since October 2014. Since 2018, he has been a member of the Transitional Board of Directors, as provided for in the judicial reorganization plan approved at the General Meeting of Creditors of Oi S.A. – under Judicial Reorganizaion. Founding partner of Virtus BR Partners – an independent financial consulting firm – and Sinfonia Capital. Currently, Mr. Carvalho Filho is also a member of the board of directors of TechnipFMC plc and Brookfield Renewable Energy Partners. Previously, he was Chief Executive Officer of Unibanco Banco de Investimentos, president of BNDES and superintendent director of Banco UBS – Brasil. Mr. Eleazar de Carvalho Filho was President of BHP Billiton Brasil and member of the board of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, among others. He is also the chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation. Mr. Eleazar de Carvalho Filho holds a bachelor degree in economics from New York University with a master degree in international relations from Johns Hopkins University.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

1  Pursuant to Level 2 Listing Regulation of B3 S.A’s Corporate Governance, “independent director” is characterized by: (i) no bond with the Company, except for an equity interest; (ii) not being a Controlling Shareholder, spouse or relative up to second degree of a controlling shareholder, or not being or have been, in the last three (3) years, bound to a company or entity related to the controlling shareholder (persons bound to public educational and/or research institutions are excluded from this restriction); (iii) not having been, during the last three (3) years, an employee or Officer of the Company, the Controlling Shareholder, or of a company controlled by the Company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the Company, to an extent entailing loss of independence; (v) not being an employee or manager of a company or entity offering or demanding services and/or products to or from the Company, to an extent entailing loss of independence; (vi) not being a spouse or relative up to second degree of any manager of the Company; and (vii) not receiving other remuneration from the Company other than that related to the position of director (cash earnings arising from interest in the capital are excluded from this restriction).

(a) Name	Luiz Augusto de Castro Neves
(b) Date of Birth	10/29/1943
(c) Occupation	Retired Diplomat
(d) CPF or passport number	046.432.327-49
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other positions or functions exercised at the Company	President of the Corporate Governance and Sustainability Committee; and Member of the Human Resources and Compensation Committee.
(j) Indicate if elected by the controlling shareholder	Yes
(k) if independent member and, if positive, the issuer’s criterion to determine independence: No.	Yes, pursuant to the definition of “independent member” provided in the Level 2 Listing Regulation of B3 S.A.’s Corporate Governance.
(l) number of consecutive tenures:	3

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012. He is a career diplomat and joined the Brazilian diplomatic service on March 1967. He served as ambassador of Brazil in Japan from 2008 to 2010, in China, Mongolia and the Democratic Republic of Korea from 2004 to 2008, in Paraguay from 2000 to 2004. Mr. Castro Neves was also General Assistant Secretary for External Relations, chairman of the board of directors of Itaipu Binacional and Minister of State, Head of the Secretariat for Strategic Affairs of the Presidency of the Republic. Currently, Mr. Castro Neves is a founding partner of CN Estudos e Projetos Ltda., Distinguished Vice-President of the Brazilian Center for International Relations, Chairman of Brazil-China Business Council and member of the Technical Council of the National Confederation of Commerce. Mr. Castro Neves studied economics at the Federal University of Rio de Janeiro and diplomacy at Rio Branco Institute, with a master degree in economics from the University of London.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Luiz Nelson Guedes de Carvalho
(b) Date of Birth	11/18/1945
(c) Occupation	Economist
(d) CPF or passport number	027.891.838-72
(e) Elected Position Held	Member of the Board of Directors and Coordinator of the Audit Committee
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other positions or functions exercised at the Company	Member of the Finance Committee
(j) Indicate if elected by the controlling shareholder	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the definition of “independent member” provided in the Level 2 Listing Regulation of B3 S.A.’s Corporate Governance
(l) number of consecutive tenures:	2

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Post-Graduate, Master and Doctor in Accounting and Controlling at FEA/USP, where he teaches in the category of “Senior Professor”. Specialist in Litigation involving issues of Corporate Accounting, International Accounting, Risk Management, and Auditing. He is a Member of the Boards of Directors of Cia. Brasileira de Distribuição  of the Finance Committee and of the Auditing Committee. He was a member of the Board of Directors of B3 S.a. until April, 2019, and has been elected Vice President on May 21, 2018 and of the Auditing Committee of the same company. He also was member of the Board of Directors of PETROBRAS until December, 2018 and has held office of Chairman of the same company. He is a Consultant of the Accounting Pronouncements Committee CPC. He acts as a specialist in corporate litigation involving issues of Corporate Accounting, International Accounting, and Audit. He has acted as Co-arbitrator in arbitration at the Brazil-Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a member of the Board of Trustees of the Foundation for Accounting, Actuarial and Financial Research – FIPECAFI. He is a member of the Brazilian Academy of Accounting Sciences ABRACICON. He is also Chairman of the Fiscal Council of the Amazonas Sustainable Foundation FAS, an NGO focused on the protection of the Amazonian forest. He is independent member of the Sustainability Committee of B3 S.A.

He was also: Chairman of the Committee on “Capacity Building” in the area of International Financial Reporting, the Intergovernmental Expert Group on International Accounting Standards and Financial Reporting, a UNCTAD unit in Geneva, Switzerland; Independent member of the Banking Self-Regulation Committee of the Brazilian Federation of Banks – “FEBRABAN” – Chairman of the IASB Standards Advisory Board, Member of the Financial Crisis Advisory Group (2008) formed on the initiative of the US FASB and IASB; President of the Central and Southern Americas Section of the International Association of Institutes of IAFEI Finance Executives; Director of the Brazilian Institute of Finance Executives IBEF, both in the SP branch and in the National Board; Member of the Consultancy and Advisory Group on auditing standards of the International Federation of Accountants – IFAC;

 Member of the Board of Directors of Banco Nossa Caixa, Caixa Econômica Federal, Vicunha Têxtil S.A, Banco Fibra, Banco BBVA Brasil, Banco de Credito Real de Minas Gerais, GRUPO ORSA (pulp and paper) and Companhia Müller de Bebidas. He was CPC’s representative in the IASB Emerging Economies Group. Vice-president “without position” of the International Association for Education and Accounting Research – IAAER. Independent Auditor (1965-1990), Director of CVM (1990-1991) and the Central Bank (1991-1993).

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Franck-Philippe Georgin
(b) Date of Birth	04/17/1981
(c) Occupation	Business manager
(d) CPF or passport number	Passport from the Republic of France No. 12CE86017
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	11/28/2019
(g) Office Assumption Date	11/28/2019
(h) Mandate Term	04/27/2020
(i) Other positions or functions exercised at the Company	Not applicable
(j) Indicate if elected by the controlling shareholder	Yes
(k) if independent member and, if positive, the issuer’s criterion to determine independence: No.	No
(l) number of consecutive tenures:	0

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Graduated from Institut D'études Politiques De Rennes and Ecole Nationale d'Administration. He is currently General Secretary of Casino, Guichard-Perrachon SA. and officer of CNova NV.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable.

(a) Name	Hervé Daudin
(b) Date of Birth	05/12/1967
(c) Occupation	Business manager
(d) CPF or passport number	Passport from the Republic of France No. 16AC39263
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	11/28/2019
(g) Office Assumption Date	11/28/2019
(h) Mandate Term	04/27/2020
(i) Other positions or functions exercised at the Company	Not applicable
(j) Indicate if elected by the controlling shareholder	Yes
(k) if independent member and, if positive, the issuer’s criterion to determine independence: No.	No
(l) number of consecutive tenures:	0

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Graduated in Physical Sciences and PhD in Economics from the École Normale Supérieure Paris and in Engineering from the École Nationale des Ponts et Chaussées. He began his career as an Economist and served for seven years as a High Official of the Ministry of Economy of France. After his time as Deputy Director of the Euris Group (controlling company of the Casino Group), he joined the Casino Group in 2003 where he has assumed various executive roles in the areas of strategy, logistics and technology. He is currently a member of the Executive Committee of the Casino Group and Executive Director of Merchandise, of the Agro-business division and of the Supply Chain, Logistics and Information Systems. He is a member of the Board of Directors of Almacenes Éxito (Colombia), CDiscount (France), Distribution Casino France, European Marketing Distribution, Achats Marchandise Casino e Big C (Thailand). He was a member of the Board of Directors of Via Varejo (Brazil).

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable.

(a) Name	Philippe Alarcon
(b) Date of Birth	03/22/1958
(c) Occupation	Business manager
(d) CPF or passport number	Passport from the Republic of France No. 16AC39263
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	11/28/2019
(g) Office Assumption Date	11/28/2019
(h) Mandate Term	04/27/2020
(i) Other positions or functions exercised at the Company	Not applicable
(j) Indicate if elected by the controlling shareholder	Yes
(k) if independent member and, if positive, the issuer’s criterion to determine independence: No.	No
(l) number of consecutive tenures:	0

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

He is the Director of International Coordination for the Casino Group since 2011 and has held various positions in the group since joining in 1983. After having held a management controller position at the Casino Group Finance Department, he held various positions as CFO in France in various subsidiaries of the Group: industrial subsidiaries, supermarkets, restaurants. began an international career in Poland for 8 years where he held the position of Chief Financial Officer of Casino Poland then the position of CEO of real estate activities. In 2005, he joined France to take over the General Management of the Casino Group's real estate business, until 2011, when he took up his duties as International Director of the Casino Group. He has also been a member of the Éxito Group Board of Directors since 2012, member of the Supervisory Board of Green Yellow and CEO of Mayland Real Estate in Poland.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable.

12.6.     With respect to each of the individuals serving as member of either the board of directors or fiscal council in the last fiscal year, inform, on a table, the percentage attendance at the meetings held of the respective board or council in the period after taking office:

Members of the Board of Directors	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Jean-Charles Henri Naouri	82	100%
Arnaud Strasser	82	100%
Ronaldo Iabrudi dos Santos	46	100%
Eleazar de Carvalho Filho	82	100%
Luiz Augusto De Castro Neves	82	100%
Luiz Nelson Guedes de Carvalho	19	100%

12.7.     Provide the information mentioned in item 12.5. in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, although such committees or structures are not statutory.

(a) Name	Arnaud Daniel Charles Walter Joachim Strasser
(b) Date of birth	07/06/1969
(c) Occupation	Business manager
(d) CPF or Passport Number	234.109.258-64
(e) Elected Position Held	President of the Human Resources and Compensation Committee; Member of the Finance Committee; and Member of the Corporate Governance and Sustainability Committee.
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors.
(j) Indication if it was elected by the controller or not	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No
(l) Number of Consecutive Tenures	3

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

See item 12.5.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Eleazar de Carvalho Filho
(b) Date of birth	07/26/1957
(c) Occupation	Economist
(d) CPF or Passport Number	382.478.107-78
(e) Elected Position Held	President of the Finance Committee e Member of the Audit Committee.
(f) Election Date	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors.
(j) Indication if it was elected by the controller or not	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the definition of “independent member” provided in the Listing Regulation of Level 2 of B3 S.A.’s Corporate Governance
(l) Number of Consecutive Tenures	2

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

See item 12.5.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Luiz Augusto de Castro Neves
(b) Date of birth	10/29/1943
(c) Occupation	Retired Diplomat
(d) CPF or Passport Number	046.432.327-49
(e) Elected Position Held	President of the Corporate Governance and Sustainability Committee and Member of the Human Resources and Compensation Committee.
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors.
(j) Indication if it was elected by the controller or not	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	Yes, pursuant to the definition of “independent member” provided in the Listing Regulation of Level 2 of B3 S.A.’s Corporate Governance
(l) Number of Consecutive Tenures	2

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

See item 12.5.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Luiz Nelson Guedes de Carvalho
(b) Date of birth	11/18/1945
(c) Occupation	Economist
(d) CPF or Passport Number	027.891.838-72
(e) Elected Position Held	Coordinator of the Audit Committee and Member of the Finance Committee
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	Yes, pursuant to the definition of “independent member” provided in the Listing Regulation of Level 2 of B3 S.A.’s Corporate Governance
(l) Number of Consecutive Tenures	1

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

See item 12.5.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Ronaldo Iabrudi dos Santos Pereira
(b) Date of birth	05/14/1955
(c) Occupation	Psychologist
(d) CPF or Passport Number	223.184.456-72
(e) Elected Position Held	Member of the Human Resources and Compensation Committee; Member of the Corporate Governance and Sustainability Committee.
(f) Date of Election	04/27/2018
(g) Office Assumption Date	04/27/2018
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Chief Executive Officer and Board of Directors
(j) Indication if it was elected by the controller or not	Yes
(k) Independent member	No
(l) Number of Consecutive Tenures	1
(m) Information on the main professional experiences during the last 5 years	See item 12.5.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

12.8 In regards to each of the officers and members of the statutory committees and members of the audit, risk, financial and compensation committees, even though such committees or structures are not statutory, please provide, on a table, the percentage of participation in the meetings of the respective bodies taking place in same period, after taking office:

Member of the Corporate Governance Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Arnaud Daniel Charles Walter Joachim Strasser	31	100%
Ronaldo Iabrudi Dos Santos Pereira	16	100%
Luiz Augusto De Castro Neves	31	100%

Members of the Sustainable Development Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Luiz Augusto De Castro Neves	21	100%
Ronaldo Iabrudi Dos Santos Pereira	10	100%

Members of the Human Resources and Compensation Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Arnaud Daniel Charles Walter Joachim Strasser	35	100%
Ronaldo Iabrudi Dos Santos Pereira	17	100%

Members of the Finance Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Arnaud Daniel Charles Walter Joachim Strasser	40	100%
Eleazar de Carvalho Filho	40	100%

Members of the Audit Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Luiz Nelson Guedes de Carvalho	77	100%
Eleazar de Carvalho Filho	77	100%

12.9. Inform the existence of marital relationship, common-law marriage or kinship up to second degree between:

(a)        managers of the issuer

(b)         (i) managers of the issuer and (ii) managers of direct or indirect subsidiaries of the issuer

(c)          (i) managers of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

(d)         (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies

Not applicable.

12.10. Inform the subordination relations, service rendering or control maintained over the past 3 fiscal years, between issuer’s Management and:

a. subsidiary, directly or indirectly, by the issuer, with the exception of those that the issuer holds, directly or indirectly, the totality of the capital stock

b. direct or indirect controller of the issuer

c.          if relevant, supplier, customer, debtor or creditor of the Company, of its subsidiary or controlling companies or subsidiaries of any of such persons

Mr. Jean-Charles Henri Naouri is Chairman of the Company’s Board of Directors and member of the Board of Directors of Wilkes Participações S.A., direct controller of the Company. He is also Chairman of the Board of Directors and Chief Executive Officer of Casino Guichard Perrachon, indirect controller of the Company.

Mr. Arnaud Strasser is Vice-President of the Company’s Board of Directors. He is also a member of the Board of Directors of Wilkes Participações S.A., direct controller of the Company. He is also a member of the Executive Committee and holds the position of Director of Development and Participation of Casino Guichard Perrachon, indirect controller of the Company, and holds office of member of the Board of Directors of Almacenes Éxito SA, (a subsidiary of the Company) and of Cnova N.V., (a subsidiarie of the Casino Group).

Mr. Ronaldo Iabrudi dos Santos Pereira is member of the Board of Directors of Cnova N.V. (a subsidiary of Casino Group).

Mr. Eleazar is a member of the Board of Directors of CNova N.V. (a subsidiary of Casino Group).

Mr. Franck is General Secretary of Casino Guichard Perrachon and officer of Cnova N.V. (a subsidiary of Casino Group).

Mr. Hervé is member of the member of the Executive Committee of the Casino Group and Executive Director of Merchandise, of the Agro-business division and of the Supply Chain, Logistics and Information Systems.

Mr. Philippe is Director of International Coordination of the Casino Group and member of the Board of Directors of Almacenes Éxito S.A. (a subsidiary of the Company).

********************

II.         MIGRATION OF THE COMPANY TO THE NOVO MERCADO, A SPECIAL LISTING SEGMENT OF B3

We propose the approval of the admission of the Company to the special listing segment of B3 denominated Novo Mercado. As the Novo Mercado Regulation has several requirements for the shares of the Company may be listed, the Company’s listing request is subject to the approval of the matters included in items III and IV below by the Meeting, and by the approval of the matter included in item III below by the Special Shareholders Meeting of holders of preferred shares, called to the same date (December 30, 2019) at 3pm (“Special Meeting”).

In case this proposal and the others are approved by the Meeting and the Special Meeting, the date of the effective migration of the Company to the Novo Mercado will be timely informed to the market.

III.       CONVERSION OF ALL PREFERRED SHARES ISSUED BY THE COMPANY INTO COMMON SHARES

We propose the approval of the conversion of all the preferred shares of the Company into common shares, in the proportion of one common share for each preferred share for the Company to migrate to Novo Mercado and, consequently, with the changes to the Company’s Bylaws.

Under §1º of Article 36 of Law 6,404/76, once approved, the effectiveness of such deliberation is subject to the ratification of the matter by the Special Meeting.

In case the matter is approved in the Meeting and the Special Meeting, the holders of preferred shares who abstain from voting or disagree with the approval of the conversion or do not attend the Special Meeting will have the right to withdraw from the Company, observing the provisions of Article 137 of Law 6,404/76, receiving the equity book value of each of their shares.

To deliberate on this matter, the information required by Annexes 17 and 20 of Instruction CVM 481 are made available to the shareholders in Annexes III(a) and III(b), respectively, of this Proposal.

Annex III(a)
Information Required due to the Conversion

of Preferred Shares into Common Shares

(Annex 17 of Instruction CVM 481)

(A) Description of the Proposed Changes

We propose that the 168,229,009 preferred shares issued by the Company are converted into an equal number of common shares, in order for the Company’s capital stock to be divided exclusively into common shares, following a requirement of the Novo Mercado special listing segment.

(B) Reasoning of the proposed changes

The conversion of preferred shares into common shares has the objective to permit the migration to Novo Mercado, a special listing segment with the most rigid corporate governance rules.

(C) Analysis of the impact of the proposed changes over the holders of preferred shares

Once the conversion is approved by the Meeting and ratified by the Special Meeting, the holders of preferred shares will have their stockholding replaced by the same number of common shares, keeping the same proportion in the capital stock of the Company. With that, they will have the right to vote, under the same conditions as the other shareholders, in all the matters which are submitted to the general shareholders meetings of the Company and to equally participate in the profits. Also, they will have the right to sell their shares for the same price paid to the controlling shareholders in case of sale of control.

On this date, the preferred shares have four advantages: (a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company; (b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis; (c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and (d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of the Bylaws, which shall be distributed for the common and preferred shares such that each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law 6,404/76, including for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this item.

The advantages originally attributed to the preferred shares issued by the Company will not be transferred to the new common shares after the conclusion of the conversion process. In relation specifically to item (c), such advantage will be secured directly by article 171 of Law 6,404/76.

(D) Analysis of the impact of the proposed changes over the rights of holders of other species and classes of shares of the Company

The conversion of the preferred shares into common shares will result in the dilution of the participation of the holders of the common shares of the Company in the voting capital. On the other hand, the management of the Company understands that all shareholders will benefit from the migration to the Novo Mercado.

Annex III(b)
Information Required Due to the

Withdrawal Right
(Annex 20 of Instruction CVM 481)

(a) Describe the event which gave or will give the withdrawal right and its legal reasoning

Conversion of the preferred shares into common shares.

(b) Inform the shares and classes to which the withdrawal right applies

Preferred shares issued by the Company.

(c) Inform the date of the first publication of the call notice of the shareholders meeting, as well as the date of the disclosure of the material fact which gave or will give right to the withdrawal right

The first publication of the Call Notice of this Meeting will be published on November 29, 2019. The Material Fact with the decision which will give right to the withdrawal right was disclosed to the market on November 28, 2019.

(d) Inform the exercise period of the withdrawal right and the date which will be considered for determination of the holders of the shares which will have the right to exercise the withdrawal right

30 days from the publication of the minutes of the Special Meeting, to be held on December 30, 2019. The withdrawal right may be exercised by the holders of the preferred shares of the Company on the closing of the trading session on the date of the Material Notice disclosed on November 28, 2019 (and including), date on which the decision in relation to the conversion was disclosed to the market though a Material Fact, who have kept the preferred shares uninterruptedly until the date of the exercise of the withdrawal right.

(e) Inform the reimbursement value per share

The equity book value per share of the Company, based on the net equity contained in the financial statements of the Company as of December 31, 2018, which were approved in the General Shareholders Meeting held on April 25, 2019, is R$ 41.54 and this is the amount which will be paid as a result of the exercise of the withdrawal right by the holders of preferred shares that: (i) vote against the conversion; (ii) abstain from voting or (iii) do not attend the Special Meeting.

(f) Inform the form of calculation of the reimbursement value

In accordance with article 45 of Law 6,404/ 76, the reimbursement value of the Company is calculated based on its net equity. Based in the financial statements of the Company as of December 31, 2018, the net equity of the Company was R$ 11,083,838,733.81. The total number of shares issued by the Company on such date was 266,844,908 shares.

(g) Inform if the shareholders will have the right to request a special balance sheet

Yes.

(h) In cases of merger, merger of shares or amalgamation involving controlling entities and controlled entities or under common control

Not applicable, as the transaction is just a conversion of preferred shares into common shares of the Company, in compliance with the Novo Mercado requirements.

(I) Inform the net book value per shares verified in accordance with the last approved balance sheet

The equity book value per share of the Company, based on the net equity contained in the financial statements of the Company as of December 31, 2018, which were approved in the General Shareholders Meeting held on April 25, 2019, is R$ 41.54 and this is the amount which will be paid as a result of the exercise of the withdrawal right by the holders of preferred shares that: (i) vote against the conversion; (ii) abstain from voting or (iii) do not attend the Special Meeting.

(J) Inform the quoting price of each class or specie of share to which the withdrawal right applies, identifying:

a. Minimum, average and maximum of each year, in the last three (3) years

	Minimum	Average	Maximum
2016	32.90	48.68	61.86
2017	54.30	68.03	80.85
2018	63.92	77.20	87.51

b. Minimum, average and maximum of each quarter, in the last two (2) years.

	Minimum	Average	Maximum
1st Quarter – 2017	54.30	57.95	62.24
2nd Quarter – 2017	58.06	66.82	76.50
3rd Quarter – 2017	63.50	72.12	79.48
4th Quarter – 2017	69.12	75.45	80.85
1st Quarter – 2018	63.92	70.78	78.99
2nd Quarter – 2018	66.48	75.71	82.15
3rd Quarter – 2018	74.60	80.57	87.51
4th Quarter – 2018	77.76	81.72	86.68

c. Minimum, average and maximum of each month, in the last six (6) months

	Minimum	Average	Maximum
May/19	79.14	85.74	95.73
June/19	84.61	88.01	94.68
July/19	88.00	91.95	94.21
August/19	84.69	89.10	94.50
September/19	79.80	84.50	88.35
October/19	78.95	81.82	84.81

d. Average quoting price in the last ninety (90) days

Average quotation between August 28, 2019 and November 28, 2019 (62 days of sessions) – R$82.62

IV.       GLOBAL REFORM OF THE COMPANY'S BYLAWS TO ADJUST IT TO THE REQUIREMENTS OF THE NOVO MERCADO REGULATION

Subject to the approval of the former items, we propose that the Bylaws of the Company are fully reformed to make the necessary adjustments to the requirements of the Novo Mercado regulation and to reflect certain improvements to the clauses, noted that the validity of the Bylaws is conditioned to the approval of the migration of the Company to Novo Mercado by B3.

In compliance with Instruction CVM 481, the origin and justification of the proposed changes and its economic legal and effects are detailed in Annex IV(a) of this Proposal and the restated Bylaws, reflecting the proposed amendment is included in Annex IV(b).

********************

Annex IV(a)
Report detailing the origin and justification of the proposed amendment

Below is the comparative table between the version currently in force and the proposed amendment to the Company’s Bylaws.

Current wording	Proposed wording	Compared wording	Economic or Legal Effects
CHAPTER I NAME, HEAD OFFICE, PURPOSE AND DURATION	CHAPTER I NAME, HEAD OFFICE, PURPOSE AND DURATION	CHAPTER I NAME, HEAD OFFICE, PURPOSE AND DURATION	No changes

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976 (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976, (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Inclusion of the definition of Law No. 6.404/76 to use the defined term in the bylaws. There is no prevision of economic or legal effects.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of B3’s Novo Mercado Regulations.

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company, and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of  B3’s Novo Mercado Regulations.

Adjustment of the clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

	ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.	ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Exclusion of unnecessary excerpt. There is no prevision of economic or legal effects.

First Paragraph – The Company may also engage in the following activities:	First Paragraph – The Company may also engage in the following activities:	First Paragraph – The Company may also engage in the following activities:

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(a) manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;	(a) manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;	(a) manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;	No changes
(b) international trade, including that involving coffee;	(b) international trade, including that involving coffee;	(b) international trade, including that involving coffee;	No changes
(c) importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	(c) importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	(c) importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	No changes

(d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

(d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

(d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

No changes

(e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

No changes
(f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	(f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	(f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	No changes
(g) rental of any recorded media;	(g) rental of any recorded media;	(g) rental of any recorded media;	No changes
(h) provision of photo, film and similar studio services;	(h) provision of photo, film and similar studio services;	(h) provision of photo, film and similar studio services;	No changes

(i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

No changes

(j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

No changes
(k) provision of data processing services;	(k) provision of data processing services;	(k) provision of data processing services;	No changes

(l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

No changes
(m) use of sanitary products and related products;	(m) use of sanitary products and related products;	(m) use of sanitary products and related products;	No changes

(n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

No changes
(o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	(o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	(o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	No changes
(p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	(p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	(p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	No changes
(q) performance of studies, analysis, planning and markets research;	(q) performance of studies, analysis, planning and markets research;	(q) performance of studies, analysis, planning and markets research;	No changes
(r) performance of market testing for the launching of new products, packaging and labels;	(r) performance of market testing for the launching of new products, packaging and labels;	(r) performance of market testing for the launching of new products, packaging and labels;	No changes
(s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;	(s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;	(s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;	No changes
(t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;	(t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;	(t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;	No changes
(u) lease and sublease of its own or third-party furnishings;	(u) lease and sublease of its own or third-party furnishings;	(u) lease and sublease of its own or third-party furnishings;	No changes
(v) provision of management services;	(v) provision of management services;	(v) provision of management services;	No changes

(w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

No changes
(x) agency, brokerage or intermediation of coupons and tickets;	(x) agency, brokerage or intermediation of coupons and tickets;	(x) agency, brokerage or intermediation of coupons and tickets;	No changes

(y) services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(y)         services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(y)         services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

No changes
(z) provision of services in connection with parking lot, permanence and the safeguarding of vehicles;	(z) provision of services in connection with parking lot, permanence and the safeguarding of vehicles;	(z) provision of services in connection with parking lot, permanence and the safeguarding of vehicles;	No changes
(aa) import of beverages, wines and vinegars;	(aa) import of beverages, wines and vinegars;	(aa) import of beverages, wines and vinegars;	No changes
(bb) sale of seeds and seedlings;	(bb) sale of seeds and seedlings;	(bb) sale of seeds and seedlings;	No changes

(cc) trade of telecommunications products; and	(cc) trade of telecommunications products; and	(cc) trade of telecommunications products; and	No changes
(dd) import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.	(dd) import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.	(dd) import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.	No changes
Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.	Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.	Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 3 – The Company’s term of duration shall be indefinite.	ARTICLE 3 – The Company’s term of duration shall be indefinite.	ARTICLE 3 – The Company’s term of duration shall be indefinite.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES	No changes

ARTICLE 4 – The Company’s capital is R$ 6,824,757,166.96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully paid in, divided into 266,853,582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 167.173.731 (one hundred and sixty-seven million, one hundred and seventy-three thousand, seven hundred and thirty-one) are preferred shares.

ARTICLE 4 – The Company’s capital is R$ 6,824,757,166.96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully subscribed and paid in, divided into 266,853,582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) common shares, all registered with no par value.

ARTICLE 4 – The Company’s capital is R$ 6,824,757,166.96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents),

fully subscribed and paid in, divided into 266,853,582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) common shares, all registered with no par value.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Adjustment regarding the conversion of preferred shares into common shares, as the Novo Mercado Regulation requires that the capital stock is composed of common shares only.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.	First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.	First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of Article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Excluded

Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment, as the Novo Mercado Regulation requires that the capital stock is composed of common shares only.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary Financial Institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Numbering adjustment without economic or legal effects. Change to lower case characters as there is not a defined term. There is no prevision of economic or legal effects.
Non-existent	Fourth Paragraph - The Company shall not issue preferred and founders' shares.	Fourth Paragraph - The Company shall not issue preferred and founders' shares.

Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment, as the Novo Mercado Regulation requires that the capital stock is composed of common shares only.

ARTICLE 5 – The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado”.

First Paragraph – The preferred shares shall be entitled to the following privileges and preferences:

(a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

(b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

(c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

(d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-laws, which shall be distributed for the common and preferred shares such that each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this first paragraph.

	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado”.
Second Paragraph – The preferred shares shall have no voting rights.	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado”.

Third Paragraph – The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado”.

ARTICLE 6 – The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in Article 5 above.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

Numbering adjustment without economic or legal effects.

Change to lower case characters as there is no defined term. There is no prevision of economic or legal effects.

Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado”.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.	First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.	First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 7 – The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Numbering adjustment without economic or legal effects. Adjustment of clause to clarify that the power is only up to the limit of the authorized capital.

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto..

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

CHAPTER III GENERAL SHAREHOLDERS’ MEETING	CHAPTER III GENERAL SHAREHOLDERS’ MEETING	CHAPTER III GENERAL SHAREHOLDERS’ MEETING	No changes

ARTICLE 8 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 9 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I) The amendment to the Company's By-laws;

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I) the amendment to the Company's By-laws;

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I) the amendment to the Company's By-laws;

Numbering adjustment and change to lower case characters as there is no defined term. There is no prevision of economic or legal effects.
(II) The appointment and removal of members of the Company's Board of Directors at any time;	(II) the appointment and removal of members of the Company's Board of Directors at any time;	(II) the appointment and removal of members of the Company's Board of Directors at any time;

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(III) The appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;	(III) the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;	(III) the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(IV) The approval, annually, of the accounts of management and financial statements prepared by the Company´s management;	(IV) the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;	(IV) the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(V) The approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any, bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

(V) the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

(V) the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

Exclusion of preferred shares due to the migration to the “Novo Mercado” special listing segment and exclusion of the approval of debentures with secured guarantee and also simplification of the power.

(VI) The approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;	(VI) the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;	(VI) the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital ;	Change to lower case characters as there is not a defined term. There is no prevision of economic or legal effects.

(VII) The approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VII) the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VII) the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

Change to lower case characters as there is not a defined term. There is no prevision of economic or legal effects.
(VIII) The approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);	(VIII) the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);	(VIII) the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);	Change to lower case characters as there is not a defined term. There is no prevision of economic or legal effects.
(IX) The approval of the accounts of the liquidator(s);	(IX) the approval of the accounts of the liquidator(s); and	(IX) the approval of the accounts of the liquidator(s); and	Change to lower case characters as there is not a defined term. There is no prevision of economic or legal effects.
(X) The establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	(X) the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board;	(X) the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board.	Change to lower case characters as there is not a defined term and vocabulary improvement. There is no prevision of economic or legal effects.
(XI) The approval or the amendment of the annual operating plan; and	Excluded		Exclusion of unnecessary excerpt. There is no prevision of economic or legal effects.
(XII) The approval of any delisting of shares of the Company for trading on stock exchanges.	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the  shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

Vocabulary improvement. There is no prevision of economic or legal effects.
ARTICLE 11 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.	ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.	ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.	Numbering adjustment without economic or legal effects.
Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.	Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.	Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.	No changes
CHAPTER IV MANAGEMENT	CHAPTER IV MANAGEMENT	CHAPTER IV MANAGEMENT	No changes
ARTICLE 12 – The Company shall be managed by a Board of Directors and an Executive Board	ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.	ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

First Paragraph – The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.	Excluded.		The term of office has been directly included in the sections that deals with the Board of Directors and the Board of Executive Officers.

Second Paragraph – The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

First Paragraph – The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

First The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

Numbering adjustment without economic or legal effects. Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
Third Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	Numbering adjustment without economic or legal effects.

Fourth Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Numbering adjustment without economic or legal effects.
Section I Board of Directors	Section I Board of Directors	Section I Board of Directors	No changes
ARTICLE 13 – The Board of Directors consists of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders’ Meeting.

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than nine (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than nine (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

Numbering adjustment without economic or legal effects.

Adjustment of clause to reflect the new structure of the Board of Directors, which increased the minimum and reduced the maximum number of members.

Inclusion of the term of office in accordance to the Novo Mercado regulation.

Sole Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

Numbering adjustment without economic or legal effects.
Non-existent

Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Numbering adjustment without economic or legal effects. Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
Non-existent	Third Paragraph – When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.	Third Paragraph – When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment .
ARTICLE 14 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.	ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.	ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.	Numbering adjustment without economic or legal effects.
First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.	First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.	First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.	No changes

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

No changes

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

No changes

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

No changes

ARTICLE 15 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.	First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.	First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.	No changes

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Vocabulary improvement. There is no prevision of economic or legal effects.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

No changes

ARTICLE 16 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article 14.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article 13.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of

Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article 13

Cross reference adjustment regarding numbering adjustment made. There are no economic or legal effects.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

No changes

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

No changes

ARTICLE 17 – The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

Numbering adjustment and vocabulary improvement without economic or legal effects.
ARTICLE 18 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to: (a) set forth the general guidelines of the Company’s business;	ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to: (a) set forth the general guidelines of the Company’s business;	ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to: (a) set forth the general guidelines of the Company’s business;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Non-existent	(b) approve or amend the annual operating plan of the Company;	(b) approve or amend the annual operating plan of the Company;	Inclusion of clause to improve the powers of the Company’s management.
(b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	(c) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	(c) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(d) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(d) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(d) call the General Shareholders’ Meeting;	(e) call the General Shareholders’ Meeting;	(e) call the General Shareholders’ Meeting;	Numbering adjustment without economic or legal effects.
(e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;	(f) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;	(f) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	(g) approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;	(g) approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;	Vocabulary improvement. There is no prevision of economic or legal effects.
(g) appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;	(h) appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;	(h) appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;	Numbering adjustment without economic or legal effects.
(h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;	(i) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;	(i) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;	Numbering adjustment without economic or legal effects.
(i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	(j) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;	(j) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;	Numbering adjustment without economic or legal effects. Vocabulary improvement. There is no prevision of economic or legal effects.

(j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(k) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(k) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(l) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(l) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "k" above is duly observed;

(m) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "l" above is duly observed;

(m) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item " l " above is duly observed;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(m) set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

(n) set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

(n) set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

Numbering adjustment without economic or legal effects.

(n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(o) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(o) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

Numbering adjustment without economic or legal effects.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

(o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months;

(p) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

(p) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

Numbering adjustment and vocabulary improvement without economic or legal effects.

(p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(q) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(q) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

Numbering adjustment without economic or legal effects.
Non-existent

(r) give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

(r) give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
(q) the approval of any change in the Company's dividend policy.	(s) the approval of any change in the Company's dividend policy.	(s) the approval of any change in the Company's dividend policy.	Numbering adjustment without economic or legal effects.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Vocabulary improvement. There is no prevision of economic or legal effects.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.	Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.	Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.	No changes
Section II Management’s Auxiliary Bodies	Section II Audit Committee and Other Management’s Auxiliary Bodies	Section II Audit Committee and Other Management’s Auxiliary Bodies	Vocabulary improvement. There is no prevision of economic or legal effects.

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these By-laws.

ARTICLE 18 –The audit committee, an advisory body to the Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

ARTICLE 18 – The audit committee, an advisory body to the

Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
Non-existent	First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.	First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.

Sole Paragraph – The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these Bylaws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these By laws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Vocabulary improvement. There is no prevision of economic or legal effects.
Non-existent	Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors.	Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors.	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

Vocabulary improvement. There is no prevision of economic or legal effects.
First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons: (a) death or resignation;	First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons: (a) death or resignation;	First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons: (a) death or resignation;	No changes
b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	No changes
(c) a substantiated decision of the Board of Directors.	(c) a substantiated decision of the Board of Directors.	(c) a substantiated decision of the Board of Directors.	No changes
Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	No changes
Third Paragraph – The Audit Committee shall:	Third Paragraph – The Audit Committee has the following duties, among other:	Third Paragraph – The Audit Committee has the following duties, among other:	Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	(a) issue its opinion on the engagement or dismissal of the independent outside auditor;	(a) issue its opinion on the engagement or dismissal of the independent outside auditor;	Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	No changes
(c) a substantiated decision of the Board of Directors.	(c) a substantiated decision of the Board of Directors.	(c) a substantiated decision of the Board of Directors.	No changes
Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	No changes
Third Paragraph – The Audit Committee shall:	Third Paragraph – The Audit Committee has the following duties, among other:	Third Paragraph – The Audit Committee has the following duties, among other:	Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	(a) issue its opinion on the engagement or dismissal of the independent outside auditor;	(a) issue its opinion on the engagement or dismissal of the independent outside auditor;	Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(b) review the management report and the financial statements, periodic financial statemens and quarterly financial information of the Company, and provide the recommendations it deems necessary to the Board of Directors;

(b) review the management report and the financial statements, periodic financial statemens and quarterly financial information of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
(c) Review the quarterly financial information and the periodic financial statements prepared by the Company;	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment

(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
Non-existent	(c) oversee the activities of the Company’s internal auditing and internal control departments;	(c) oversee the activities of the Company’s internal auditing and internal control departments;	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
Non-existent	(d) appraise and monitor the Company’s risk exposure;	(d) appraise and monitor the Company’s risk exposure;	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment
Non-existent	(e) appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and	(e) appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment

(e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	Excluded		Exclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
Non-existent

(f) have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

(f) have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

Numbering adjustment without economic or legal effects.

ARTICLE 22 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Numbering adjustment without economic or legal effects.
Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.	Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.	Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.	No changes
Section III Executive Board	Section III Executive Board	Section III Executive Board	No changes

ARTICLE 23 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

Adjustment made in the Portuguese version does not affect the English version.

ARTICLE 24 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

Numbering adjustment without economic or legal effects.
First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.	First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.	First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.	No changes

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a) in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a) in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a) in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

No changes

(b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within fifteen (15) days, who shall complete the term of office of the replaced Executive Officer.

(b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

(b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

Increase of the period to choose a new officer in case of vacancy, giving more flexibility to the Board of Directors.
ARTICLE 25 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.	ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.	ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.	Numbering adjustment without economic or legal effects.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

No changes

ARTICLE 26 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i) manage the Company’s business and ensure compliance with these By-laws;

(ii) ensure that the Company’s purpose is duly performed;

(iii) approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv) prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v) guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi) suggest investment and operating plans or programs to the Board of Directors;

(vii) authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii) render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix) develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i) manage the Company’s business and ensure compliance with these By-laws;
(ii) ensure that the Company’s purpose is duly performed;
(iii) approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;
(iv) prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;
(v) guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;
(vi) suggest investment and operating plans or programs to the Board of Directors;
(vii) authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;
(viii) render an opinion on any matter to be submitted to the Board of Directors approval; and
(ix) develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i) manage the Company’s business and ensure compliance with these By-laws;
(ii) ensure that the Company’s purpose is duly performed;
(iii) approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;
(iv) prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;
(v) guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;
(vi) suggest investment and operating plans or programs to the Board of Directors;
(vii) authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;
(viii) render an opinion on any matter to be submitted to the Board of Directors approval; and
(ix) develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

(a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;
(b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;
(c) call and install the meetings of the Executive Board;
(d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and
(e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;
(b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;
(c) call and install the meetings of the Executive Board;
(d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and
(e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;
(b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;
(c) call and install the meetings of the Executive Board;
(d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and
(e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 28 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 29 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

ARTICLE 28 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

ARTICLE 28– The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Vocabulary improvement. There is no prevision of economic or legal effects.

Third Paragraph – The Company shall be considered duly represented:

(a) jointly by two Executive Officers;

(b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

(c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

(d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

Third Paragraph – The Company shall be considered duly represented:

(a) jointly by two Executive Officers;

(b) jointly by one Executive Officer and one attorney-in-fact, duly appointed pursuant the provisions of these By-laws;

(c) jointly by two attorneys-in-fact, duly appointed pursuant the provisions of these By-laws; or

(d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

Third Paragraph – The Company shall be considered duly represented:

(a) jointly by two Executive Officers; (b) jointly by one Executive Officer and  one attorney-in-fact, duly appointed pursuant the provisions of these By-laws; (c) jointly by two attorneys-in-fact,  duly appointed pursuant the provisions of these By-laws; or (d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

Vocabulary improvement. There is no prevision of economic or legal effects.

CHAPTER V FISCAL COUNCIL	CHAPTER V FISCAL COUNCIL	CHAPTER V FISCAL COUNCIL	No changes
ARTICLE 30 – The Company shall have a non-permanent Fiscal Council.	ARTICLE 29 – The Company shall have a non-permanent Fiscal Council, composed of three (3) members and equal number of alternates.	ARTICLE 29 – The Company shall have a non-permanent Fiscal Council, composed of three (3) members and equal number of alternates.	Chapter simplification There is no prevision of economic or legal effects.

First Paragraph – The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

	Excluded		Chapter simplification There is no prevision of economic or legal effects.
Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	Excluded		Chapter simplification There is no prevision of economic or legal effects.
Third Paragraph – The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	Excluded		Chapter simplification There is no prevision of economic or legal effects.

Fourth Paragraph – The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

Excluded
Non-existent	First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.	First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.	Chapter simplification There is no prevision of economic or legal effects. .
Non-existent	Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.	Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.	Chapter simplification There is no prevision of economic or legal effects.
Non-existent

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.

ARTICLE 31 – The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

	Excluded		Chapter simplification There is no prevision of economic or legal effects.
First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	Excluded		Chapter simplification There is no prevision of economic or legal effects.

Second Paragraph – In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

	Excluded		Chapter simplification There is no prevision of economic or legal effects.

Third Paragraph – In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	Excluded		Chapter simplification There is no prevision of economic or legal effects.
ARTICLE 32 – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.	Excluded		Chapter simplification There is no prevision of economic or legal effects.
First Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.	Excluded		Chapter simplification There is no prevision of economic or legal effects.
Second Paragraph – Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	Excluded		Chapter simplification There is no prevision of economic or legal effects.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in attendance. In order for a meeting to be instituted, the majority of the members must be present.

	Excluded		Chapter simplification There is no prevision of economic or legal effects.

Fourth Paragraph – The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

	Excluded		Chapter simplification There is no prevision of economic or legal effects.
ARTICLE 33 – The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	Excluded		Chapter simplification There is no prevision of economic or legal effects.
CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS	CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS	CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS	No changes
ARTICLE 34 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.	ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.	ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.	Numbering adjustment without economic or legal effects.
ARTICLE 35 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.	ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.	ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

CHAPTER VII DESTINATION OF PROFITS	CHAPTER VII DESTINATION OF PROFITS	CHAPTER VII DESTINATION OF PROFITS	No changes

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i) from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

ARTICLE 32 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:
(i) from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

ARTICLE 32– Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i) from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

Numbering adjustment without economic or legal effects.

(ii) after deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

(ii) after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "k" and "l" of Article 17 herein;

(ii) after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "k" and "l" of Article 17 herein;

Adjustment of cross reference and inclusion of the Company’s Managers on the clause. There is no prevision of economic or legal effects.

(iii) in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

	Excluded		Exclusion of the clause given its inclusion in the previous item. There is no prevision of economic or legal effects.
(iv) the remaining net profits shall have the following destination:	(iii) the remaining net profits shall have the following destination:	(iii) the remaining net profits shall have the following destination:	Numbering adjustment without economic or legal effects.
(a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	(a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;	(a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;	Vocabulary improvement. There is no prevision of economic or legal effects.
(b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	(no changes)	(b) importâncias destinadas à constituição de reserva para contingências, caso deliberado pela Assembleia Geral;	No changes

(c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below, in accordance with the provisions set forth in first and second paragraphs of Article 5 above.

	(c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below.	(c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below;	Adjustment of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.

(d) the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

(d) the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

(d) the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

The adjustment that was made in the Portuguese version does not affect the English version.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c) the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c) the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c) the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

No changes

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

Numbering adjustment without economic or legal effects.
ARTICLE 38 – The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	Excluded.		Exclusion of unnecessary clause. There is no prevision of economic or legal effects.
CHAPTER VIII LIQUIDATION	CHAPTER VIII LIQUIDATION	CHAPTER VIII LIQUIDATION	No changes

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

In the Portuguese version of the bylaws one of the defined terms for Companhia Brasileira de Distribuição was excluded and only “Company” was kept. Such change does not affect the English translation and has no economic or legal effects.

CHAPTER IX	CHAPTER IX SALE OF SHAREHOLDING CONTROL	CHAPTER IX SALE OF SHAREHOLDING CONTROL	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
Non-existent

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
	CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY	CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY	Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent	I. OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;	I. OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;	Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.

Non-existent

II. whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

II. whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent	III. must be made in an auction to be held at B3.	III. must be made in an auction to be held at B3.	Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent	Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:	Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:	Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control;  (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control;  (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent	“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method.	“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method.	Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent	ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.	ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.	Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
Non-existent

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

Inclusion of clause with the objective to protect minority shareholders, as well as the shareholding dispersion.
CHAPTER IX FINAL PROVISIONS	CHAPTER XI FINAL PROVISIONS	CHAPTER XI FINAL PROVISIONS	Numbering adjustment.
Non-existent

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

Numbering adjustment without economic or legal effects.
ARTICLE 41 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation.	ARTICLE 40 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.	ARTICLE 40 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.	Inclusion of clause to reflect the migration from the “Nível 1” to the “Novo Mercado” special listing segment.
ARTICLE 42 – The present By-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	Excluded	ARTICLE 42 – The present By-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	Exclusion of unnecessary clause. There is no prevision of economic or legal effects.

Annex IV(b)
Restated Bylaws, reflecting the proposed amendment

This document is a free translation of the Estatuto Social of Companhia Brasileira de Distribuição. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation.

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/ME) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976~~,~~ (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company; and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of B3’s Novo Mercado Regulations.

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(a)            manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;

(b)            international trade, including that involving coffee;

(c)            importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)           sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

(e)            sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)            sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)            rental of any recorded media;

(h)            provision of photo, film and similar studio services;

(i)             execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)             acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)            provision of data processing services;

(l)             building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)          use of sanitary products and related products;

(n)            general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)            communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)            purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)            performance of studies, analysis, planning and markets research;

(r)             performance of market testing for the launching of new products, packaging and labels;

(s)            creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;

(t)             provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

(u)            lease and sublease of its own or third-party furnishings;

(v)            provision of management services;

(w)          representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(x)            agency, brokerage or intermediation of coupons and tickets;

(y)            services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(z)            provision of services in connection with parking lot, permanence and the safeguarding of vehicles;

(aa)          import of beverages, wines and vinegars;

(bb)         sale of seeds and seedlings;

(cc)          trade of telecommunications products; and

(dd)        import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.

ARTICLE 3 – The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company’s capital is R$ 6,824,757,166.96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully subscribed and paid in, divided into 266,853,582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) common shares, all registered with no par value.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Fourth Paragraph - The Company shall not issue preferred and founders' shares.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I)             the amendment to the Company's By-laws;

(II)           the appointment and removal of members of the Company's Board of Directors at any time;

(III)         the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

(IV)         the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;

(V)           the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

(VI)         the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;

(VII)       the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)     the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);

(IX)         the approval of the accounts of the liquidator(s); and

(X)           the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph – The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Third Paragraph –  When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.

ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.

First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article 13.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)            set forth the general guidelines of the Company’s business;

(b)            approve or amend the annual operating plan of the Company;

(c)           appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(d)           supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(e)           call the General Shareholders’ Meeting;

(f)            issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(g)           approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;

(h)           appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;

(i)            issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(j)            authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;

(k)            develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(l)             define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(m)          set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "l" above is duly observed;

(n)            set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

(o)            approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(p)            approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

(q)            approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(r)             give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

(s)            the approval of any change in the Company's dividend policy.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Audit Committee and Other Management’s Auxiliary Bodies

ARTICLE 18 – The audit committee, an advisory body to the Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these By laws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors .

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)            death or resignation;

(b)            unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)            a substantiated decision of the Board of Directors.

Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph – The Audit Committee has the following duties, among other:

(a)            issue its opinion on the engagement or dismissal of the independent outside auditor;

(b)            review the management report and the financial statements, periodic financial statemens and quarterly financial information of the Company, and provide the recommendations it deems necessary to the Board of Directors;

(c)           oversee the activities of the Company’s internal auditing and internal control departments;

(d)          appraise and monitor the Company’s risk exposure;

(e)            appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and

(f)            have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.

Section III

Executive Board

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)            in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

(b)            in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes of the Executive Officers present at the meeting. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)             manage the Company’s business and ensure compliance with these By-laws;

(ii)            ensure that the Company’s purpose is duly performed;

(iii)          approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)          prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)            guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)          suggest investment and operating plans or programs to the Board of Directors;

(vii)         authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)        render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)          develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a)            plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)            carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)            call and install the meetings of the Executive Board;

(d)           coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)            suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Third Paragraph – The Company shall be considered duly represented:

(a)            jointly by two Executive Officers;

(b)            jointly by one Executive Officer and one attorney-in-fact, duly appointed pursuant the provisions of these By-laws;

(c)            jointly by two attorneys-in-fact, duly appointed pursuant the provisions of these By-laws; or

(d)           solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 29 – The Company shall have a non-permanent Fiscal Council, composed of three (3) members and equal number of alternates.

First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.

Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

DESTINATION OF PROFITS

ARTICLE 32 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)             from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

(ii)            after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "k" and "l" of Article 17 herein;

(iii)          the remaining net profits shall have the following destination:

(a)         5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;

(b)        amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)         25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below;

(d)        the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)            the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b)            the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized

(c)            the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

I. OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;

II. whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

III. must be made in an auction to be held at B3.

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control;  (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two  persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method..

ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.

V.         Proposal to amend the Stock Option Plan and Equity Compensation Plan of the Company

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting of Shareholders the creation of the Stock Option Plan and its corresponding standard grant agreement ("Stock Option Plan") and the creation of the Equity Compensation Plan and its corresponding standard grant agreement (the "Equity Compensation Plan" and, together with the Stock Option Plan, they are hereinafter referred to as the "Plans"). Amendments to such Plans were approved at an Annual and Extraordinary General Meeting held on April 24, 2015 and April 29, 2019.

In view of the migration to Novo Mercado with the conversion of all the preferred shares into common shares, the Company's management, subject to the approval of the former items, proposes to amend such Plans to grant only common shares, noted that their validity is conditioned to the approval of the migration of the Company to Novo Mercado by B3. Additionally, in relation to the Stock Option Plan, the management proposes (i) changing the period on which the participant is not allowed to sell, assign, exchange, transfer, confer to the capital of another company, grant an option, or even enter into any act or agreement that results or may result in the direct or indirect sale, by any price or even free of charge, of all or any of the shares acquired by the exercise of the purchase option under the Stock Option Plan, to 180 days from the date of payment of the total price of exercise by the participant of the Stock Option Plan; and (ii) the exclusion of the possibility of payment of the total exercise price by means of check.

In compliance with article 13 of CVM Instruction 481, the management hereby submits: (i) descriptions of the changes to the Stock Option Plan and the Equity Compensation Plan, containing the information required by Appendix 13 of CVM Instruction 481 , in Annex V (a) and Annex V(b), respectively; and (ii) the restated versions of the Stock Option Plan and the Equity Compensation Plan reflecting the highlighted proposed changes in Annex V(c) and Annex V(d), respectively, of this Proposal.

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Annex V(a)
Description of the Stock Option Plan
(Annex 13 of the CVM Instruction 481/09)

1.       Provide copy of proposed plan

The restated/consolidated version of such Stock Option Plan reflecting the highlighted proposed changes, can be found in Annex V(c) of this Proposal.

2.       Inform the main characteristics of the proposed plan, detailing:

a.       Potential beneficiaries

There are no changes in the Stock Option Plan with respect to this matter.

The Company's employees and Management members continue to be eligible to participate in the Stock Option Plan, and the employees and Management members of the companies belonging to the Pão de Açúcar Group who are considered as key executives ("Participants") can also take part in such Stock Option Plan, all of which are subject to approval by the Company's Board of Directors or by the Company's Human Resources and Remuneration Committee (the "Committee"), as applicable.

b.      Maximum number of options to be granted

The maximum number of options to be granted is still limited to the maximum number of shares covered by the Stock Option Plan, as described in section 2(c) below. Each stock option will give the Participant the right to subscribe or acquire one (1) common share issued by the Company.

c.       Maximum number of shares covered by such Plan

The stock options granted under the Stock Option Plan may grant acquisition rights over a number of shares that do not exceed 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or to be issued under the Stock Option Plan shall always comply with the Company's authorized capital limit, as the case may be, and is subject to adjustments due to split-ups, grouping, and bonuses.

d.      Acquisition conditions

There are no changes in the Stock Option Plan with respect to this matter.

The granting of stock options will be formalized by the signature between the Company and the Participant of the stock option agreement, which shall specify the total number of shares subject to the corresponding stock option, the term and conditions to effectively acquire to right to exercise the stock option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Stock Option Plan (the "Stock Option Agreement").

For the purposes of such Stock Option Plan, the date of the deliberation made by the Committee of the series of options granted shall be the date on which such options shall be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, have agreed to make part of the Option Plan by formalizing the Stock Option Agreement (the "Date of Granting").

The Participant wishing to exercise its call options must inform the Company in writing during the Exercise Period (as defined in section 2(f) below) of its intention to do so, indicating the number of options such Participant wishes to exercise. Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Stock Option Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period.

e.       Detailed criteria for setting the strike price

For each series of options granted under the Stock Option Plan, the strike price/exercise price of each stock purchase option shall correspond to 80% of the average closing price of trading sessions of the common shares issued by the Company during the last 20 (twenty) trading sessions of B3 S.A. – Brasil, Bolsa, Balcão prior to the date of convening the meeting of the Committee that decides to grant the options of that series (the "Strike Price").

f.       Criteria for determining the term of exercise

There are no changes in the Stock Option Plan with respect to this matter.

The options granted to a Participant will not be able to be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ends on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period").

g.       Way of settling stock options

The lock-up period will initiate on the date in which the Participant pays the total exercise price instead of the Share Acquisition Date, as defined below, and it will not be possible to pay by check anymore.

Up to the 30th (thirtieth) day of the month in which the Company receives the Option Exercise Agreement, the Company shall inform to the corresponding Participant in writing:

(i)    the total strike price to be paid, resulting from the multiplication of the Exercise Price (as defined hereinbelow) by the number of options informed by the Participant in the Option Exercise Agreement;

(ii)         the date of delivery to the Participant of the shares subject to the exercise of such options, which shall occur after the by the Board of Directors approve the capital stock increase arising from the exercise of the corresponding options, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement ("Share Acquisition Date");

(iii)        the number of shares to be delivered to the Participant; and

(iv)        the period in which the Participant shall pay the total exercise price, in cash, by means of a check or electronic bank transfer available to the bank deposit account held by the Company, observing that the payment deadline will always be the 10th (tenth) day prior to the Share Acquisition Date (“Payment Date”).

For the period of 180 (one hundred and eighty) days from the Payment Date, the Participant is prohibited from directly or indirectly selling, assigning, exchanging, transferring, conferring to the capital of another company, granting an option, or even entering into any act or agreement that results or may result in the direct or indirect sale, by any price or even free of charge, of all or any of the shares acquired by the exercise of the purchase option under the Stock Option Plan.

h.      Criteria and events that, when found, will cause the suspension, change, or termination of the plan

There are no changes in the Stock Option Plan with respect to this matter.

Without prejudice to any provision to the contrary set forth in the Stock Option Plan, the options granted shall automatically terminate, and all effects thereof will cease to have effect for all legal purposes in the following cases:

(i)          through its full exercise, as set forth in section 6 of the Stock Option Plan, as described in sections 2(d), 2(f) and 2(g) above;

(ii)         after the expiration of the effective term of the stock option;

(iii)        upon the termination of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)        if the Company is dissolved, liquidated or declared bankrupt; or

(v)         in the cases provided for in section 9.2 of the Stock Option Plan.

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Stock Option Plan may be extinguished or modified, subject to the provisions of section 9.2 of the Stock Option Plan.

If the number, type and class of shares existing on the date of approval of the Stock Option Plan are eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for performing the corresponding adjustment in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Stock Option Plan.

3.       Justify the proposed plan, explaining:

a.       The main goals of the plan

The Stock Option Plan provides for the conditions for the Company to continue granting stock options to the Participants, having as purposes:

(i)      attracting to and keeping in the Company (or, as the case may be, the companies belonging to the Pão de Açúcar Group) highly-skilled executives and professionals;

(ii)     providing for the participation of Management members and employees of the Company or of companies belonging to the Pão de Açúcar Group in the Company's capital stock and in the equity increases arising from the earnings to which such Management members and employees have contributed;

(iii)   encouraging the achievement of the Company's corporate purposes; and

(iv)   aligning the interests of the Management members and employees of the Company or of companies belonging to the Pão de Açúcar Group with those of the Company's shareholders, thereby encouraging the performance of such professionals and ensuring their continuity in the management of the Pão de Açúcar Group.

b.      The way how the plan contributed to such goals

There are no changes in the Stock Option Plan with respect to this matter.

The Stock Option Plan contributes to the Company's goals by encouraging the alignment of its long-term interests and the interests of senior executives to achieve high performance and appreciation of the Company.

c.       How the plan fits into the company's compensation policy

There are no changes in the Stock Option Plan with respect to this matter.

The Company believes that by giving the Participants the possibility of acting as investors, it encourages that the performance of such Participants in the management of the Company is made with a view to creating value for the Company and its shareholders.

d.      How the plan aligns the interests of the Beneficiaries and the Company in the short, medium and long term

There are no changes in the Stock Option Plan with respect to this matter.

Through the Stock Option Plan, the Company seeks to stimulate improvement in its management, aiming at gains by commitment to long-term results. Improvement results and appreciation of shares issued by the Company, in turn, maximize the gains of Participants as investors together with the other shareholders of the Company.

4.       Estimate the Company's expenses resulting from the plan, according to the accounting rules that deal with this matter

The Company estimates that the expenses arising from the Stock Option Plan in relation to2020, according to the Technical Accounting Opinion CPC 10 (R1) of the Brazilian Committee of Accounting Standards approved by CVM Resolution No. 650 of December 16, 2010, which deals with the share-based payment, are in the amount of R$ 11,852,310.56.

It is worth highlighting that the aforementioned amount for future grants is only an estimate on this date, based on current market assumptions, which is subject to significant variations depending on the share price and its volatility and other variables set forth in the Stock Option Plan.

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Annex V(b)
Description of the Equity Compensation Plan
(Annex 13 of the CVM Instruction 481/09)

1.       Provide copy of proposed plan

The restated/consolidated version of such Equity Compensation Plan, reflecting the highlighted proposed changes, can be found in Annex V(d) of this Proposal.

2.       Inform the main characteristics of the proposed plan, detailing:

a.       Potential beneficiaries

There are no changes in the Equity Compensation Plan with respect to this matter.

The Company's employees and Management members continue to be eligible to participate in the Equity Compensation Plan, and the employees and Management members of the companies belonging to the Pão de Açúcar Group who are considered as key executives ("Participants") can also take part in such Equity Compensation Plan, all of which are subject to approval by the Company's Board of Directors or by the Company's Human Resources and Remuneration Committee (the "Committee"), as applicable.

b.      Maximum number of options to be granted

The maximum number of options to be granted is still limited to the maximum number of shares covered by the Equity Compensation Plan, as described in section 2(c) below. Each stock option will give the Participant the right to subscribe or acquire one (1) common share issued by the Company.

c.       Maximum number of shares covered by such Plan

The stock options granted under the Equity Compensation Plan may grant acquisition rights over a number of shares that do not exceed 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or to be issued under the Equity Compensation Plan shall always comply with the Company's authorized capital limit, as the case may be, and is subject to adjustments due to split-ups, grouping, and bonuses.

d.      Acquisition conditions

There are no changes in the Equity Compensation Plan with respect to this matter.

The granting of stock options will be formalized by the signature between the Company and the Participant of the stock option agreement, which shall specify the total number of shares subject to the corresponding stock option, the term and conditions to effectively acquire to right to exercise the stock option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Equity Compensation Plan (the "Equity Compensation Agreement").

For the purposes of such Equity Compensation Plan, the date of the deliberation made by the Committee of the series of options granted shall be the date on which such options shall be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, have agreed to make part of the Equity Compensation Plan by formalizing the Equity Compensation Agreement (the "Date of Granting").

The Participant wishing to exercise its call options must inform the Company in writing during the Exercise Period (as defined in section 2(f) below) of its intention to do so, indicating the number of options such Participant wishes to exercise. Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Equity Compensation Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period.

e.       Detailed criteria for setting the strike price

There are no changes in the Equity Compensation Plan with respect to this matter.

The exercise price of each stock option granted under this plan shall correspond to R$ 0.01 (one cent of Real) (the "Strike Price").

f.       Criteria for determining the term of exercise

There are no changes in the Equity Compensation Plan with respect to this matter.

The options granted to a Participant will not be able to be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ends on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period").

g.       Way of settling stock options

There are no changes in the Equity Compensation Plan with respect to this matter.

The Equity Compensation Plan sets forth that the Participant shall pay the total strike price, in cash, by means of a discount on the Participant's payroll, observing that the payment deadline will always be the 10th (tenth) day before the Share Acquisition Date. The required procedure required under the terms of the Equity Compensation Plan is as follows:

Up to the 30th (thirtieth) day of the month in which the Company receives the Option Exercise Agreement, the Company shall inform to the corresponding Participant in writing:

(i)          the total strike price to be paid, resulting from the multiplication of the Exercise Price (as defined hereinbelow) by the number of options informed by the Participant in the Option Exercise Agreement;

(ii)         the date of delivery to the Participant of the shares subject to the exercise of such options, which shall occur after the by the Board of Directors approve the capital stock increase arising from the exercise of the corresponding options, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement ("Share Acquisition Date");

(iii)        the number of shares to be delivered to the Participant; and

(iv)        the period in which Participant shall pay the total exercise price, in cash, by means of a discount on the Participant's payroll, observing that the payment deadline will always be the 10th (tenth) day before the Date of Share Acquisition Date.

h.      Criteria and events that, when found, will cause the suspension, change, or termination of the plan

There are no changes in the Equity Compensation Plan with respect to this matter.

Without prejudice to any provision to the contrary set forth in the Equity Compensation Plan, the options granted shall automatically terminate, and all effects thereof will cease to have effect for all legal purposes in the following cases:

(i)       through its full exercise, as set forth in section 6 of the Equity Compensation Plan, as described in sections 2(d), 2(f) and 2(g) above;

(ii)      after the expiration of the effective term of the stock option;

(iii)     upon the termination of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)     if the Company is dissolved, liquidated or declared bankrupt; or

(v)      in the cases provided for in section 9.2 of the Equity Compensation Plan.

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Equity Compensation Plan may be extinguished or modified, subject to the provisions of section 9.2 of the Equity Compensation Plan.

If the number, type and class of shares existing on the date of approval of the Equity Compensation Plan are eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for performing the corresponding adjustment in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Equity Compensation Plan.

3.       Justify the proposed plan, explaining:

a.       The main goals of the plan

The Equity Compensation Plan provides for the conditions for the Company to continue granting stock options to the Participants, having as purposes:

(i)          attracting to and keeping in the Company (or, as the case may be, the companies belonging to the Pão de Açúcar Group) highly-skilled executives and professionals;

(ii)         providing for the participation of Management members and employees of the Company or, as the case may be, of companies belonging to the Pão de Açúcar Group in the Company's capital stock and in the equity increases arising from the earnings to which such Management members and employees have contributed;

(iii)        encouraging the achievement of the Company's corporate purposes; and

(iv)        aligning the interests of the Management members and employees of the Company or of companies belonging to the Pão de Açúcar Group with those of the Company's shareholders, thereby encouraging the performance of such professionals and ensuring their continuity in the management of the Pão de Açúcar Group.

b.      The way how the plan contributed to such goals

There are no changes in the Equity Compensation Plan with respect to this matter.

The Equity Compensation Plan contributes to the Company's goals by encouraging the alignment of its long-term interests and the interests of senior executives to achieve high performance and appreciation of the Company.

c.       How the plan fits into the company's compensation policy

There are no changes in the Equity Compensation Plan with respect to this matter.

The Company believes that by giving the Participants the possibility of acting as investors, it encourages that the performance of such Participants in the management of the Company is made with a view to creating value for the Company and its shareholders.

d.      How the plan aligns the interests of the Beneficiaries and the Company in the short, medium and long term

There are no changes in the Equity Compensation Plan with respect to this matter.

Through the Equity Compensation Plan, the Company seeks to stimulate improvement in its management, aiming at gains by commitment to long-term results. Improvement results and appreciation of shares issued by the Company, in turn, maximize the gains of Participants as investors together with the other shareholders of the Company.

4.       Estimate the Company's expenses resulting from the plan, according to the accounting rules that deal with this matter

The Company estimates that the expenses arising from the Equity Compensation Plan in relation to 2020, according to the Technical Accounting Opinion CPC 10 (R1) of the Brazilian Committee of Accounting Standards approved by CVM Resolution No. 650 of December 16, 2010, which deals with the share-based payment, are in the amount of R$ 47,233,261.15.

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Annex V(c)
Final Restated Version of the Stock Option Plan, Containing the Proposed Amendments

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015 at the Extraordinary General Meeting held on April 25, 2019 and the Extraordinary General Meeting held on December 30, 2019 (“Plan”), provides for the general terms and grants the stock options for common shares issued by the Company under the terms of its By-laws and of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1           PURPOSES

1.1        The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)          To attract and to hold bound to the Company (or, as the case may be, to any further company that make part of Grupo Pão de Açúcar) executive and personal highly skilled;

(ii)         To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(iii)        To promote the successful accomplishment of the Company purposes; and

(iv)        To align the interests of Company’s managers and employees or of companies’ that make part of Grupo Pão de Açúcar with the shareholders of the Company, encouraging the performance of such professionals and ensuring their continuity at Grupo Pão de Açúcar’s management.

2           PARTICIPANTS

2.1        Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2        Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3           MANAGEMENT OF THE PLAN

3.1        The Plan shall be managed by the Company’s Board of Directors, which, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee to also assist it in managing this Plan (“Committee”).

3.2        The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3        Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)         Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)         Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)         Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)        Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)         Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)         Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)         Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)         Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

(i)          Analyze special cases resulting from or related to this Plan; and

(j)          Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4        In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5        The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4           SHARES OF STOCK SUBJECT TO THIS PLAN

4.1        The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of common shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2        For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new common stock, within the limits of the authorized capital; or (b) sell common stock kept in treasury, subject to the regulation laid down by CVM.

4.3        The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4        Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5           GRANTING THE OPTION

5.1        Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2        Each stock option shall entitle the Participant to subscribe or acquire one (1) common share of stock issued by the Company.

5.3        The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option”). Agreement

5.4        The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5        Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6        For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in items 5.3 to 5.5 above (“Date of Granting”).

6           EXERCISING THE OPTIONS

6.1        The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2        Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1               Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2               Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3        By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)       The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)      The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws, upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)     The quantity of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv)     The period in which the Participant shall pay the full price of the exercise, in national currency, by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares (“Payment Date”).

6.4        No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5        Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Payment Date, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7           OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of common shares issued by the Company throughout the previous twenty (20) trading sessions held at B3 S.A. – Brasil, Bolsa, Balcão before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8           END OF THE OPTION

8.1        Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)          Upon their full exercise, under item 6;

(ii)         Following the lapse of the effectiveness of the stock option;

(iii)        Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)        If the Company is dissolved, liquidated or is declared bankrupt; or

(v)         In the situations under item 9.2 herein.

9           END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1        In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2        If, at any time during effectiveness of the Plan, the Participant:

(i)          Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)         Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable), voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)         Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order or declaration of permanent incapacity, issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3        In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporisin relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10         EFFECTIVENESS OF THE PLAN

10.1      The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting.

11         GENERAL PROVISIONS

11.1      Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2      Assignment. The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.3      Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4      Adjustments. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.5      Non-Interference. No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.6      Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.7      Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.8      Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9      Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan

********************

Annex V(d)
Final Restated Version of the Equity Compensation Plan, containing the highlighted Proposed Amendments

EQUITY COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES

ISSUED BY THE COMPANY

This Equity Compensation Plan based on Stock Option for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015, at the Extraordinary General Meeting held on April 25, 2019 and at Extraordinary General Meeting held on December 30, 2019 (“Plan”), provides for the general terms for granting common stock option for shares of stock issued by the Company under its By-laws and Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1           PURPOSES

1.1       The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)             To attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)            To enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)           To peromote the successful accomplishment of the Company purposes; and

(iv)           To align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Grupo Pão de Açúcar’s management.

2           PARTICIPANTS

2.1        Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2        Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3           MANAGEMENT OF THE PLAN

3.1        The Plan shall be managed by the Company’s Board of Directors, which, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee to also assist it in managing this Plan (“Committee”).

3.2        The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3        Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)     Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)     Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)     Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)     Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)     Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)      Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)     Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)     Analyze special cases resulting from or related to this Plan; and

i)      Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4        In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5        The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4           SHARES OF STOCK SUBJECT TO THIS PLAN

4.1        The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of common shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2        For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new common stock, within the limits of the authorized capital; or (b) sell common stock kept in treasury, subject to the regulation laid down by CVM.

4.3        The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4        Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5           GRANTING THE OPTION

5.1        Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2        Each stock option shall entitle the Participant to subscribe or acquire one (1) common share of stock issued by the Company.

5.3        Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Participant an equivalent amount of the withheld taxes.

5.4        The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5        The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6        Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7        For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item items 5.4 to 5.6 above (“Granting Date”)).

6           EXERCISING THE OPTIONS

6.1        The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2        Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1     Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2     Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3        By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)          The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)        The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws, upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)       The quantity of shares to be given to the Participant, in compliance with item 5.4. above; and

(iv)       The period in which the Participant shall pay the full price of the exercise, in national currency, by payroll discount of the Participant, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4        No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7           OPTIONS EXERCISE PRICE

7.1       The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8           END OF THE OPTION

8.1        Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)          Upon their full exercise, under item 6;

(ii)        Following the lapse of the effectiveness of the stock option;

(iii)       Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)       If the Company is dissolved, liquidated or is declared bankrupt; or

(v)        In the situations under item 9.2 herein.

9           END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1       In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2        If, at any time during effectiveness of the Plan, the Participant:

(i)          Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)        Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable), voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order or declaration of permanent incapacity, issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3        In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10.        EFFECTIVENESS OF THE PLAN

10.1      The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting.

11.        GENERAL PROVISIONS

11.1      Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2      Assignment. The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.3      Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4      Adjustments. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.5      Non-Interference. No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.6      Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.7      Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.8      Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9      Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan

********************

VI.       Approval of Additional annual global remuneration of the Company's Board of Executive Officers for fiscal year 2018

At the Annual and Extraordinary General Meeting held on April 25, 2019 ("GM"), the proposal for the global compensation of the Board of Directors of up to R$ 84,789,979.97, was approved, distributed as follows: (i) up to R$ 64,040,550.64 for the Board of Executive Officers, and (ii) up to R$ 20,749,429.33 for the Board of Directors.

The management proposes the approval a remuneration to the management in the amount of R$ 25,212,770.14 complementary to the global remuneration approved in the GM for the fiscal year of 2019.

The Company clarifies that the complementary value of R$ 25,212,770.14 corresponds to the payment for the constitution of the Independent Committee to analyze and propose the acquisition of operations in Latin America and an extraordinary premium due to the sale of Via Varejo.

Therefore, the proposal of the annual global remuneration of the management for the fiscal year of 2019, giving effect to the complementary value, totals R$ 110,002,750.11.

Lastly, it should be highlighted that section 13 of the Reference Form, which is included in Annex VI of this Proposal, was adjusted to reflect the above.

********************

Annex IV
Proposed Global Remuneration of Management and Fiscal Council members
(Section 13 of the Reference Form)

13. Management compensation

13.1 - Description of compensation policy or practice, including of Non-Statutory Board of Executive Officers

(a)   purposes of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, the websites in which the document can be consulted

The purpose of our compensation policy or practice is to compensate our executives and members of committees of our Company, according the market practices, allowing the attraction and retention of qualified professionals and the engagement with our Company.

The compensation policy in effect was approved by the Board of Directors on April 26, 2018.

(b)   composition of compensation, indicating:

        i.         description of the compensation elements and each one’s purposes

The members of our Board of Directors and committees, including the external members, as well as the members of the Fiscal Council receive a fixed monthly compensation, dissociated from the actual participation in meetings. This form of compensation is aligned with the general market practices and to the Company’s interests. The Stock Option Plans and stock-based compensation described in item 13.4 of the Formulário de Referência may be extended to the members of the Board of Directors of the Company. Exceptionally, in the year of 2016, due to two specific extraordinary events, there was a bonus payment to certain members of our Board of Directors and committees of the Company.

a)     certain members of the Board of Directors established the Special Independent Committee, created pursuant to the Company’s Related Parties Transaction Policy (whose principles reflect on general guidance from the Orientation Opinion No. 35 of this CVM), with the purpose to analyze the project for potential integration of e-commerce business developed by Cnova Comércio Eletrônico S.A., which is a subsidiary of Cnova N.V., corporation controlled by the Company, for the business developed by Via Varejo, the integration occurred in October, 2016; and

b)     members of the Audit Committee acted on and followed up the external investigation procedure that was conducted at Cnova Comércio Eletrônico S.A., which resulted in the restatement of the ITR of the first quarter of 2016, as broadly disclosed through Material Fact of July 26, 2016.

Our Officers’ compensation is comprised by the following elements: (i) fixed compensation as a Base Salary, with the purpose to maintain the balance with the general market practices; (ii) profit sharing, with the purpose to encourage professionals to seek Company’s success, who benefits from these results; and (iii) a Stock Option Plan and a Compensation Plan based on stock options, which comprise an incentive to executives to ensure a long-term sustainable business.

The Officers also receive a benefit package aligned with the market practices, including a medical care plan, a dental expenses reimbursement plan, bi-annual medical check-up, private pension plan, food voucher, fuel voucher and parking at the workplace. Compensation policy for members of the Company’s management allows such benefits to be extended to the members of the Board of Directors.

       ii.         proportion of each element in the total compensation

The table below presents the proportion of each element in the composition of the total compensation in the previous fiscal years:

For the Year Ended December 31, 2018

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	85,1%	14,9%	0,0%	0,0%	100,0%
Board of Executive Officers	45,5%	2,8%	18,4%	33,3%	100,0%
Fiscal Council	100,0%	0,0%	0,0%	0,0%	100,0%

For the Year Ended December 31, 2017

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	100,%	0,0%	0,0%	0,0%	100,0%
Board of Executive Officers	32,0%	6,0%	32,5%	29,5%	100,0%
Fiscal Council	100,%	0,0%	0,0%	0,0%	100,0%

For the Year Ended December 31, 2016:

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	81.1%	0.0%	18.9%	0.0%	100.0%
Board of Executive Officers	32.5%	7.2%	25.4%	35.0%	100.0%
Fiscal Council	0.0%	0.0%	0.0%	0.0%	0.0%

     iii.         methodology of calculation and adjustment of each element of the compensation

In order to establish the compensation of executives the Company often performs market researches, in a way to assess if the criteria and conditions that it has adopted to establish the compensation are satisfactory and if they allow the retention of its professionals, as well as to analyze the need to propose adjustments in any compensation element that may be misaligned. Such researches are annually performed by a well-known expert advisory firm hired by us, and they are based on the average value practiced in the main business groups in the country.

After the conclusion of the research, the consulting firm suggests compensation parameters and strategies, which are sent to the area responsible for establishing the compensation structure for management and key personnel, including non-statutory officers and holders of other strategic positions that do not make up statutory management.

The Company has an area dedicated to compensation-related issues, which evaluates structures and recommends the best practices. These recommendations are submitted to the Human Resources and Compensation Committee, which submits and deliberates on topics related to compensation of the Statutory and Non-statutory Board of Executive Officers.

After the compensation structure is approved by the Human Resources and Compensation Committee, the Board of Directors prepares the Management Proposal and submits it to shareholders to discuss and vote on the overall management compensation, always for each body.

The variable compensation of executive officers is paid by the Company according to the provisions set forth by Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, which are not related to each other, aligned with the Company’s strategic plan, defined based on the business plan and on the results to be achieved by the Company, as mentioned in item 13.1.c. Profit participation is, therefore, linked to the performance of the Company and the manager, according to the terms set forth on the Company’s “Programa de Participação nos Resultados”.

For more information on our Stock Option Plans and our stock-based compensation, see item 13.4 below.

     iv.         reasons that justify compensation composition

The grounds of Company’s compensation policy composition is focus on results, which depends on the continuous pursuit of the best talents, competent, skilled, dedicated and valuable professionals for our Company.

When analyzing the total compensation amount of a member of the Board of Executive Officers it is necessary to point out that the Company approves the compensation policy in a form to ensure that the amount perceived by the members of the Board of Directors is aligned with the companies to which we compare ourselves (largest economic groups in Brazil) and, equivalent to the total compensation of the 10% best payers in Brazil, according to the result of the previous mentioned research.

       v.         existence of members who were not compensated by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any type of compensation, since he waived his right to receive.

(c)    main performance indicators that are taken into consideration in determining each element of compensation

Aiming to comply with the purposes of the compensation policy, which is to compensate according to the market practices (measured through Top Exec Research from Kom Ferry, which uses as compensation parameters the greatest economic groups acting in the country), making it possible to attract and retain the best talents seeking excellence, each compensation element takes into account the following performance indicators at its establishment:

•       Fixed compensation (Base Salary and Direct and Indirect Benefits): established based on competitive compensation structures, which take into account the know-how, problem solutions and responsibility of each position. We organize our structure by salary grids and the respective average salaries by each of such grids, seeking alignment with the market’s salary average point.

•       Profit participation: we comply with the performance indicators aligned with the Company’s strategic planning, established based on Company’s business plan, which considers quantitative outcomes and the evaluation of the officers’ performance, according to the terms set forth on the Company’s “Programa de Participação nos Resultados”, which was celebrated according to the provisions of Law No. 10.101/2000. To exemplify, on the last few years the Company has been using metrics based on the following indices to calculate the amounts to be distributed within its Programa de Participação nos Resultados: Net Sales, Net Margin, General Administrative Expenses and Sale Expenses, EBITDA, Net Profit, Sustainability Index (% of Disabled Employees; % of Women in Leadership; Energy Consumption), Number of Tickets (transactions) and Market Share. To the purpose of the metrics, some of the financial indices, including the Net Profit, are based on the French accounting standards, which is applied by the Company controlling shareholder to consolidate its subsidiaries, and that allows all the groups’ executives to be compensated under the same standards.

One may observe that a portion of the metrics are strictly financial and the other ones are measurable factors that contribute to the Company’s outcome and, thus, are correlated to the Company’s financial performance. Given the independency of the metrics, it is important to appoint the possibility of payments being made to the Company’s officers within the Programas de Participação nos Resultados regardless of any dividend distribution, according to applicable performance metrics, as set forth on the Programas de Participação nos Resultados approved by the Company each year. Thus, especially on the fiscal years in which the Company eventually records net losses or net profits below the corporate goals, it is possible that the achievement of more than 100% on the compliance with the non-financial metrics assigned to the Company’s administrators might offset, even partly, the non-compliance with the strictly financial metrics. The total amount paid by the Company according to the Programas de Participação nos Resultados is established and limited by the terms and conditions set forth by such Programas.

The results of the Group's indicators and individual indicators are measured according to the minimum, target and maximum achievements, established and approved, respectively, by the Human Resources and Compensation Committee and the Board of Directors. The average of these results will define the percentage to be applied on the Programas de Participação nos Resultados target of each manager.

To assess and establish the amounts to be paid according to the Programas de Participação nos Resultados, the Company uses the method named Performance Score (internally aligned with the purposes outlined by Grupo Pão de Açúcar (“GPA”) and its subsidiaries), such method was also used in 2018 for all of the Company’s employees of intermediate leadership level.

•       Stock-based compensation: information on criteria and characteristics of the stock based compensation are provided in item 13.4 of the Formulário de Referência.

(d)   how compensation is structured to reflect the performance indicators evolution

The Company structures its compensation through programs monitoring the fulfillment of targets that have been previously established and the actual achieved results.

(e)    how the policy or compensation practice is aligned with the short, medium and long term interests of the Company

In order to align the Board of Executive Officers with the Company’s purposes in a short and medium-term perspective, we offer a fixed compensation (Base Salary) to Officers and, in addition, an installment of Variable Compensation, to be paid as profit sharing. Moreover, we offer to executives a Stock Option Plan and a Stock-Based Compensation Plan that, due to certain characteristics such as vesting periods and lock-up period for the acquired shares, maintain the Board of Executive Officers aligned with the Company’s purposes on a long-term perspective. It is important to point out, that the Stock Option Plan, the Stock-Based Compensation Plan and the profit sharing compose the Variable Compensation of the Board of Executive Officers.

The compensation of the members of our Board of Directors, Fiscal Council and committees of the Company is adjusted based on the amount that is usually paid by the market, encouraging such professional to maintain the excellence in the exercise of their duties and the continuous pursuit to improve results. The Stock Option Plans and the Stock-Based Compensation Plan described in item 13.4 may be extended to the members of the Company’s Board of Directors. In this regard, we understand that the compensation policy and practice match our short, medium and long-term interests.

(f)     existence of compensation supported by subsidiaries or companies under direct or indirect control

The compensation of managers and members of committees is exclusively supported by the Company.

(g)   existence of any compensation or benefit bound to the occurrence of a certain corporate event, such as disposal of the Company’s corporate control

There is no compensation or benefit ensured to our managers or members of our committees that are bound to the occurrence of corporate events.

(h)   practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the board of executive officers, indicating:

       i.           the bodies and committees of the issuer participating in the decision-making process, identifying how they participate

     ii.           criteria and methodology used to fix the individual compensation, indicating if studies are used to verify market practices and, if yes, the comparison criteria and scope of these studies

    iii.           with what frequency and how the management evaluates the adequacy of the issuer’s compensation policy

As indicated in item 13.1.b.iii above, the Company conducts annual surveys through renowned specialist consulting firms to analyze the average compensation in the main economic groups with operations in Brazil. After this information is analyzed, a compensation proposal is prepared based on the level of dedication and performance of each director and submitted to the Board of Directors of the Company’s for approval and final validation.

The Human Resources and Compensation Committee and the Board of Directors evaluate the adequacy of the compensation paid annually, in accordance with the survey conducted by the specialized consulting firm engaged by the Company.

13.2 - Total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation projected for the current Fiscal Year 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	12.75	5.67	-	18.42
Number of members receiving compensation	11.75	5.67	-	17.42
Annual Fixed Compensation
Salary or pro-labore	34.982.944,69	31.875.316,12	-	66.858.260,81
Direct and indirect benefits	2.631.160,43	1.567.885,75	-	4.199.046,18
Participation in committees	-	-	-	-
Other	2.294.159,10	1.971.075,37	-	4.265.234,47
Description of other fixed compensation	INSS	INSS	-	INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	14.490.565,65	-	14.490.565,65
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	2.435.558,00	17.754.085,00	-	20.189.643,00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	42.343.822,22	67.658.927,89	-	110.002.750,11

Total compensation of the Fiscal Year as of 12/2018 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	13.33	5.42	1.00	18.75
Number of members receiving compensation	12.33	5.42	1.00	17.75
Annual Fixed Compensation
Salary or pro-labore	9,376,179.12	37,267,214.67	228,000.00	46,871,393.79
Direct and indirect benefits	1,640,961.27	2,315,308.11	-	3,956,269.38
Participation in committees	-	-	-	-
Other	1,239,187.04	3,112,563.85	-	4,351,750.88
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	15,082,579.74	-	15,082,579.74
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	29,267,000.00	-	29,267,000.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	12,256,327.43	87.044.666,37	228,000.00	99.528.993,79

Total compensation of the Fiscal Year as of 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	16.08	6.75	2.00	24.83
Number of members receiving compensation	15.08	6.75	2.00	23.83
Annual Fixed Compensation
Salary or pro-labore	5,797,408.00	26,434,798.61	456,000.00	32,688,206.61
Direct and indirect benefits	-	4,973,165.36	-	4,973,165.36
Participation in committees	-	-	-	-
Other	-	5,286,959.72	-	5,286,959.72
Description of other fixed compensation		INSS		INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	26,813,554.68	-	26,813,554.68
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	24,405,000.00	-	24,405,000.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	5,797,408.00	87,913,478.37	456,000.00	94,166,886.37

Total compensation of the Fiscal Year as of 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	14.58	6.83	-	21.41
Number of members receiving compensation	13.58	6.83	-	20.41
Annual Fixed Compensation
Salary or pro-labore	5,778,338.00	21,322,917.00	-	27,101,255.00
Direct and indirect benefits	-	4,712,181.00	-	4,712,181.00
Participation in committees	-	-	-	-
Other	-	4,488,555.00	-	4,488,555.00
Description of other fixed compensation		INSS		INSS
Variable Compensation
Bonus	1,350,000.00	-	-	1,350,000.00
Profit Sharing	-	16,684,368.00	-	16,684,368.00
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	23,112,124.00	-	23,112,124.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	7,128,338.00	70,320,145.00	-	77,448,483.00

13.3 - Variable compensation of the Board of Directors, Executive Board and Fiscal Council

The members of the Board of Directors and Fiscal Council, when and if established, do not receive Variable Compensation for the exercise of their positions, except for the bonus paid, on an exceptional basis, to certain members of the Board of Directors and committees for their specific performance in certain extraordinary projects during the year of 2016, as described in chapter 13.1 above.

The table below presents the Variable Compensation of the members of the Board of Directors and Board of Executive Officers estimated for payment in 2019 and paid for the years of 2018, 2017 and 2016.

Amounts estimated for the year 2019:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members..........................	5,67
Number of members receiving compensation	5,67
Bonus
Minimum estimated amount.......	0
Maximum estimated amount......	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount.......	0
Maximum estimated amount......	28,981,131
Estimated amount – targets achieved	14,490,566

Amounts paid for the year 2018:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members..........................	5.42
Number of members receiving compensation	5.42
Bonus
Minimum estimated amount.......	0
Maximum estimated amount......	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount.......	0
Maximum estimated amount......	29,976,392
Estimated amount – targets achieved	14,988,196
Amount effectively recognized..	15,082,580

Amounts paid for the year 2017:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members..........................	6.75
Number of members receiving compensation	6.75
Bonus
Minimum estimated amount.......	0
Maximum estimated amount......	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount.......	0
Maximum estimated amount......	45,670,882
Estimated amount – targets achieved	22,835,441
Amount effectively recognized..	26,813,555

Amounts paid for the year 2016:

(Amounts in R$, as applicable)	Board of Directors	Board of Executive Officers
Number of members..........................	14.58	6.83
Number of members receiving compensation	13.58	6.83
Bonus
Minimum estimated amount.......	0	0
Maximum estimated amount......	0	0
Estimated amount – targets achieved	0	0
Amount effectively recognized.........	R$ 1,350,000	0
Profit Sharing
Minimum estimated amount.......	0	0
Maximum estimated amount......	0	R$ 60,050,712
Estimated amount – targets achieved	0	R$ 30,025,356
Amount effectively recognized..	0	R$ 16,684,368

13.4 – Compensation plan based in stocks of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at an Extraordinary General Meeting (i) the creation of the Stock Option Plan and its respective standard grant agreement (“Stock Option Plan”); and (ii) the creation of the Stock Option Compensation Plan and its respective standard grant agreement ("Compensation Plan" and, together with the Old Stock Option Plan and the Stock Option Plan, the "Plans"). The Extraordinary and Annual General Meetings held on April 24, 2015 and April 25, 2019 also approved amendments to the Stock Option Plan and the Compensation Plan.

The section below describes the Plans that had options in effect as of December 31, 2018:

COMPENSATION PLAN

a.          general terms and conditions

The Compensation Plan will be managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to advise on the management of the Compensation Plan, among other matters ("Committee").

The members of the Committee shall meet in order to grant stock options of the Compensation Plan series and, whenever necessary, to make decisions on issues raised with regard to the Compensation Plan.

Each series of granted options shall have the letter "B" followed by a number. In the fiscal year ended December 31, 2018, options granted in Series B3, B4 and B5 of the Compensation Plan were in effect.

The employees and executives of the Company are eligible to participate in the Compensation Plan, it being understood that the employees and executives of the companies belonging to GPA considered key executives ("Participant") may also participate, all being subject to the approval of the  Board of Directors or Committee, as applicable.

Participation in the Compensation Plan does not affect the income to which the Participant is entitled as an employee and/or executive of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other compensation.

b.          main purposes of the plan

The Compensation Plan establishes the conditions for the Company to grant stock options to its executives and employees, with the purpose of: (i) attracting and keeping as members of the Company (or, as applicable, GPA companies) executives and highly qualified professionals; (ii) facilitating the participation of the Company’s executives and employees (or, as the case may be, of GPA companies) in its capital and in the equity increases arising from the results to which said executives and employees contributed; and (iii) aligning the interests of the Company's executives and employees or of GPA's companies with those of its shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

c.          how the plan contributes to such purposes

The Compensation Plan contributes to the Company's objectives by encouraging the alignment of its long-term interests with the interests of its senior executives to achieve higher performance and appreciation of the Company.

d.          how the plan is inserted in the compensation policy of the issuer

The Company believes that by giving the Participants the possibility to act like investors, it encourages the participation of such Participants in its management so as to create value for the Company and its shareholders.

e.          How the plan aligns the interests of management and of the issuer in the short, medium and long term

By means of the Compensation Plan, the Company seeks to stimulate improvement in its management, in an attempt to gain commitment to long-term results. The improvement of these results and the appreciation of the shares issued by Company, in turn, maximize the profits of the Participants acting as investors together with the other shareholders.

f.           maximum number of shares affected

Stock options granted pursuant to the Compensation Plan may confer acquisition rights on a number of shares not exceeding two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or to be issued under the Compensation Plan is subject to adjustments due to splits, grouping and dividends.

g.          maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares contemplated by the Compensation Plan, as described in item (f) above.

Each stock option shall give the Participant the right to subscription or acquisition of one (1) preferred share issued by Company.

h.          conditions for acquiring shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the Stock option agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and its payment conditions, in compliance with the Compensation Plan ("Stock Option Agreement").

For the purposes of the Compensation Plan, the date of the Committee's resolution on the series of options granted shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if subsequent to the date of the Committee’s resolution, agrees to join the Compensation Plan with the formalization of the Stock Option Agreement ("Grant Date").

The Participant who wishes to exercise their call options shall communicate to the Company, in writing and during the Exercise Period (as set forth in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Said communication shall comply with the exercise term model attached to the respective Stock Option Agreement ("Stock Option Exercise Term").

The Participant may exercise its call options in whole or in part, on one or more occasions, provided that for each exercise the corresponding Stock Option Exercise Term is submitted during the Exercise Period.

i.           criteria for setting the acquisition or exercise price

The Exercise Price of each stock option granted under the Compensation Plan shall correspond to one cent (R$ 0.01) ("Exercise Price").

j.           criteria to set the exercise term

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months as from the Grant Date ("Grace Period"), and they may only be exercised in the period beginning on the first day of the  thirty-seventh (37th) month counted from the Grant Date, and ending on the last day of the forty-second  (42nd) month counted from the Grant Date ("Exercise Period"), except for the early exercise events pursuant to item (n) and applicable sub items below, or as authorized by the Committee pursuant to the Plan.

k.          settlement method

By the 30th day of the month in which the Stock Option Exercise Term is submitted, the Company shall inform the respective Participant in writing: (i) the total exercise price to be paid, calculated by multiplying the Exercise Price by the number of options informed by the Participant on the Stock Option Exercise Term; (ii) the date of delivery to the Participant of the shares subject to the exercise of options, which should occur after the approval of the capital increase resulting from the exercise of such options by the Board of Directors, within the limit of the authorized capital, according to the Company’s Bylaws, by means of the receipt of the Stock Option Exercise Term ("Share Purchase Date"); and (iii) the period in which the Participant shall pay the total exercise price, in local currency, through a payroll deduction, and the deadline shall be the tenth (10th) day prior to the Share Purchase Date.

l.           restrictions on share transfers

The Compensation Plan does not set forth restrictions on the transfer or circulation of the shares obtained with the exercise of the options, except for the Board of Directors' authority to set forth such restrictions in the grant agreements it deems necessary.

m.         criteria and events that, when detected, lead to suspension of, changes in or termination of the plan

The options granted on the terms of the Compensation Plan shall automatically be terminated, and all effects by operation of law shall cease to exist, in the following events: (i) by exercising them pursuant to item 6 of the Compensation Plan; (ii) after the lapse of the call option term; (iii) by way of the mutual rescission of the Stock Option Agreement by mutual agreement between the Company and the Participant; (iv) if the Company is dissolved, liquidated or in the event of adjudicated bankruptcy; or (v) in the events set forth in item (n) below, subject to any specific conditions that the Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Compensation Plan are changed as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion of other shares issued by the Company, the Committee shall make the corresponding adjustment to the number, type and class of the shares subject to the options granted and respective exercise price, in order to prevent discrepancies in the application of the Compensation Plan.

n.          effects of the departure of the administrator of the issuer over their rights under the stock-based compensation plan

In the event of dismissal of the Participant due to discharge, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted under the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i)          is dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office without breaching the manager’s obligations and duties, the Participant may exercise, within ten (10) days as from the date of dismissal, the number of options calculated pro rata temporis in relation to the Grace Period. If there is no exercise by the Participant within the aforementioned term, all non-exercised call options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(ii)         is dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office for breaching the manager’s obligations and duties, all exercisable or not yet exercisable, according to the respective Stock Option Agreement, as of the date of dismissal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iii)        withdraws from the Company (or any GPA company), as the case may be, voluntarily, by resigning from his/her employment, or from his/her manager position, all call options already exercisable or not yet exercisable, pursuant to the respective Stock Option Agreement, as of the date of withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iv)        voluntarily withdraws from the Company (or any GPA company), as the case may be, due to retirement during the course of its labor agreement, within 15 (fifteen) days as from the date of the dismissal, the Participant may exercise all call options in accordance with the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If there is no exercise by the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification; and

(v)         withdraws from the Company (or any GPA company), as the case may be, due to death or permanent disability, within thirty (30) days as from the delivery of the inventory or from the competent judicial decision enabling the heirs and the legal successors of the Participant  in case of death or permanent disability statement issued by the Instituto Nacional de Seguridade Social (INSS), the enables heirs and legal successors of the Participant, as the case may be, may exercise all call options pursuant to the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If there is no exercise by the heirs or legal successors of the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification.

In the hypothesis in which the Participant is transferred from the Company to other company of the Pão de Açucar Group, the Participant may exert, within 180 (one hundred and eighty) days as from the transfer, the number of options, calculated pro rata temporis in relation to the Grace Period. In the case the Participant does not exert its options, all the non-exerted purchase options shall be automatically extinguished, full-fledged, independently of any previous warning or notification, and without the right to any indemnification.

STOCK OPTION PLAN

a.          General terms and conditions

The Stock Option Plan will be managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to advise on the management of the Stock Option Plan, among other maters ("Committee").

The members of the Committee shall meet in order to grant stock options of the Stock Option Plan with regard to the Stock Option Plan and, whenever necessary, to make decisions on issues raised with regard to the Stock Option Plan.

Each series of granted options shall have the letter "C" followed by a number. In the fiscal year ended December 31, 2018, options granted in Series C3, C4 and C5 of the Stock Option Plan were in effect.

The employees and executives of the Company are eligible to participate in the Stock Option Plan, it being understood that the employees and executives of the companies belonging to GPA deemed key executives ("Participant") may also participate, all being subject to the approval of the Board of Directors or the Committee, as applicable.

Participation of the Participant in the Stock Option Plan does not affect the compensation to which the Participant is entitled as an employee and/or executive of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other compensation.

b.          Main purposes of the plan

The Stock Option Plan establishes the conditions for the Company to grant stock options to its executives and employees, with the purpose of: (i) attract ant maintain linked to the Company (or, as the case may be, to other GPA companies) executives and highly qualified professionals; (ii) facilitating the participation of the Company’s executives and employees (or, as the case may be, of GPA companies) in the Company's capital and in the equity increases arising from the results to which said executives and employees contributed; and (iii) aligning the interests of the Company's executives and employees or of GPA companies with the Company’s shareholders, stimulating the performance of such professionals and securing its continuity on the Company’s management.

c.          How the plan contributes to such purposes

The Stock Option Plan contributes to the Company's objectives by encouraging the alignment of its long-term interests with the interests of its senior executives to achieve higher performance and appreciation of the Company.

d           How the plan is inserted in the compensation policy of the issuer

The Company believes that by giving the Participants the possibility to act like investors, it encourages the participation of such Participants in its management so as to create value for the Company and its shareholders.

e.          How the plan aligns the interests of management and of the company in the short, medium and long term

By means of the Stock Option Plan, the Company seeks to stimulate improvement in its management, in an attempt to gain commitment to long-term results. The improvement of these results and the appreciation of the shares issued by Company, in turn, maximize the profits of the Participants acting as investors together with the other shareholders of Company.

f.           Maximum number of shares affected

Stock options granted pursuant to the Stock Option Plan may confer acquisition rights on a number of shares not exceeding two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or to be issued under the Stock Option Plan is subject to adjustments due to splits, grouping and dividends.

g.          Maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares contemplated by the Stock Option Plan, as described in item (f) above.

Each stock option shall give the Participant the right to subscription or acquisition of one (1) preferred share issued by Company.

h.          Conditions for acquiring shares

The granting of stock options shall be formalized by the signature between the Company and the Participant of the Stock Option Agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and its payment conditions, in compliance with the Stock Option Plan ("Stock Option Agreement").

For the purposes of the Stock Option Plan, the date of the Committee's resolution on the series of options granted shall be the date on which the options shall be deemed to have been granted to the respective Participants, provided that the Participant, even if subsequent to the date of the Committee’s resolution, agrees to join the Stock Option Plan with the formalization of the Stock Option Agreement ("Grant Date").

The Participant who wishes to exercise their call options shall communicate to the Company, in writing and during the Exercise Period (as set forth in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Said communication shall comply with the exercise term model attached to the respective Stock Option Agreement ("Stock Option Exercise Term").

The Participant may exercise its call options in whole or in part, on one or more occasions, provided that for each exercise the corresponding Stock Option Exercise Term is submitted during the Exercise Period.

i.           Criteria for setting the acquisition or exercise price

The Exercise Price of the stock option for each series granted under the Stock Option Plan shall be equal to eighty percent (80%) of the average closing price of the preferred shares issued by the Company traded in the last twenty (20) biddings of B3 prior to the date of the Committee's meeting which decides on the granting of the options of that series ("Exercise Price").

j.           Criteria to set the exercise term

The options granted to a Participant shall not be exercisable for a period of thirty six (36) months as from the Grant Date ("Grace Period"), and they may only be exercised in the period beginning on the first day of the thirty-seventh  (37th) month counted from the Grant Date, and ending on the last day of the forty-second  (42nd) month counted from the Grant Date ("Exercise Period"), except for the early exercise events pursuant to item (n) and applicable sub items below, or as authorized by the Committee pursuant to the Plan.

k.          settlement method

By the 30th day of the month in which the Stock Option Exercise Term is submitted, the Company shall inform the respective Participant in writing: (i) the total exercise price to be paid, calculated by multiplying the Exercise Price by the number of options informed by the Participant on the Stock Option Exercise Term; (ii) the date of delivery to the Participant of the shares subject to the exercise of options, which should occur after the approval of the capital increase resulting from the exercise of such options by the Board of Directors, within the limit of the authorized capital, according to the Company’s Bylaws, by means of the receipt of the Stock Option Exercise Term ("Share Purchase Date"); and (iii) the period in which the

Participant shall pay the total exercise price, in cash, through a payroll deduction, and the deadline shall be the tenth  (10th) day prior to the Share Purchase Date.

l.           Restrictions on share transfers

For a period of one hundred eighty (180) days as from the Share Purchase Date, the Participant shall be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of all or any of the shares acquired through the exercise of the call option under the Stock Option Plan.

m.         Criteria and events that, when detected, lead to suspension of, changes in or termination of the plan

Without prejudice to any provision to the contrary in the Stock Option Plan, the options granted pursuant to the terms of the Stock Option Plan shall automatically be terminated, and all effects by operation of law shall cease to exist, in the following events: (i) by exercising them pursuant to item 6 of the Stock Option Plan; (ii) after the lapse of the call option term; (iii) by way of the mutual rescission of the Stock Option Agreement by mutual agreement between the Company and the Participant; (iv) if the Company is dissolved, liquidated or in the event of adjudicated bankruptcy; or (v) in the events set forth in item (n) below, under conditions that the Committee may establish to certain Participants.

If the number, type and class of shares existing on the date of approval of the Stock Option Plan are changed as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion of other shares issued by the Company, the Committee shall make the corresponding adjustment to the number, type and class of the shares subject to the options granted and respective exercise price, in order to prevent discrepancies in the application of the Stock Option Plan.

n.          effects of the departure of the administrator of the issuer over their rights under the stock-based compensation plan

In the event of dismissal of the Participant due to discharge, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted under the Stock Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Stock Option Plan, the Participant:

(i)          dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office without breaching the manager’s obligations and duties, the Participant may exercise, within ten (10) days as from the date of dismissal, the number of options calculated pro rata temporis in relation to the Grace Period. If there is no exercise by the Participant within the aforementioned term, all non-exercised call options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(ii)         dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office for breaching the manager’s obligations and duties, all exercisable or not yet exercisable, pursuant to the respective Stock Option Agreement, as of the date of dismissal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iii)        withdraws from the Company (or any GPA company), as the case may be, voluntarily, by resigning from his/her employment, or from his/her manager position, all call options already exercisable or not yet exercisable, according to the respective Stock Option Agreement, as of the date of withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iv)        voluntarily withdraws from the Company (or any GPA company), as the case may be, due to retirement during the course of its labor agreement, within fifteen (15) days as from the date of dismissal, the Participant may exercise all call options in accordance with the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If there is no exercise by the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification; and

(v)         withdraws from the Company (or any GPA company), as the case may be, due to death or permanent disability, within thirty (30) days as from the delivery of the inventory or from the competent judicial decision enabling the heirs and the legal successors of the Participant in case of death or permanent disability statement issued by the Instituto Nacional de Seguridade Social (INSS), the enabled heirs and legal successors of the Participant, as the case may be,may exercise all call options pursuant to the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If there is no exercise by the heirs or legal successors of the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification.

In the hypothesis in which the Participant is transferred from the Company to other company of the Pão de Açucar Group, the Participant may exert, within 180 (one hundred and eighty) days as from the transfer, the number of options, calculated pro rata temporis in relation to the Grace Period. In the case the Participant does not exert its options, all the non-exerted purchase options shall be automatically extinguished, full-fledged, independently of any previous warning or notification, and without the right to any indemnification.

13.5 – Stock-based compensation of the Board of Directors and Statutory Board

Tables below indicate stock-based compensation recognized in our result for the last three (3) fiscal years and the stock-based compensation estimated for the current fiscal year, for the Board of Directors and the Board of Executive Officers.

Stock-based compensation estimated for the fiscal year of 2019

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	12,75	5,67
number of members receiving compensation	1.00	5,67
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	0.01 (B6)
		77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5) 0.01 (B6) 70.62 (C6)

(b) Options lost during the fiscal year	n/a	0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5) 0.01 (B6) 70.62 (C6)
(c) Options exercised during the fiscal year	n/a	77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5) 0.01 (B6) 70.62 (C6)
d) Options expired during the fiscal year	n/a	n/a
Potential dilution in the event of all options granted being exercised	0.04%	0.29%¹

Stock-based compensation - fiscal year ended 12/31/2018:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	13.33	5.42
number of members receiving compensation	0	5.42
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	0.01 (B2) 0.01 (B3) 0.01 (B4) 0.01 (B5)
d) Options expired during the fiscal year	n/a	0
Potential dilution in the event of all options granted being exercised	n/a	0.47%

Stock-based compensation - fiscal year ended 12/31/2017:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	16.08	6.75
number of members receiving compensation	0	6.75
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	0.01 (B1) 83.22 (C1) 0.01 (B2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4)
d) Options expired during the fiscal year	n/a	0
Potential dilution in the event of all options granted being exercised	n/a	0.95%

Stock-based compensation - fiscal year ended 12/31/2016:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	14.83	6.83
number of members receiving compensation	0	5
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3)
(b) Options lost during the fiscal year	n/a	0
(c) Options exercised during the fiscal year	n/a	0.01 (B2) 0.01 (B3)
d) Options expired during the fiscal year	n/a	0
Potential dilution in the event of all options granted being exercised	n/a	0.24%

For each grant recognized in the result of the last three (3) fiscal years and the current fiscal year:

Series A7:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	03/15/2013
Number of options granted	N/A	12,969 (Silver) 12,961 (Gold)
Term for the options to become exercisable	N/A	03/31/2016
Maximum term to exercise the options	N/A	03/31/2017
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 25.59 (Silver) R$ 105.58 (Gold)

Series B1:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/30/2014
Number of options granted	N/A	23,752
Term for the options to become exercisable	N/A	06/01/2017
Maximum term to exercise the options	N/A	11/30/2017
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 101.83

Series C1:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/30/2014
Number of options granted	N/A	23,750
Term for the options to become exercisable	N/A	06/01/2017
Maximum term to exercise the options	N/A	11/30/2017
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per option)	N/A	R$ 17.78

Series B2:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/29/2015
Number of options granted	N/A	107,674
Term for the options to become exercisable	N/A	06/01/2018
Maximum term to exercise the options	N/A	11/30/2018
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 34.60

Series C2:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/29/2015
Number of options granted	N/A	107,662
Term for the options to become exercisable	N/A	06/01/2018
Maximum term to exercise the options	N/A	11/30/2018
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per option)	N/A	R$ 85.64

Series B3:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2016
Number of options granted	N/A	356.760
Term for the options to become exercisable	N/A	06/01/2019
Maximum term to exercise the options	N/A	11/30/2019
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 40.44

Series C3:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2016
Number of options granted	N/A	356.760
Term for the options to become exercisable	N/A	06/01/2019
Maximum term to exercise the options	N/A	11/30/2019
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per option)	N/A	R$ 16.98

Series B4:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2017
Number of options granted	N/A	238,581
Term for the options to become exercisable	N/A	06/01/2020
Maximum term to exercise the options	N/A	11/30/2020
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 68.97

Series C4:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2017
Number of options granted	N/A	238,581
Term for the options to become exercisable	N/A	06/01/2020
Maximum term to exercise the options	N/A	11/30/2020
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per option)	N/A	R$ 30.74

Series B5:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	n/a	05/31/2018
Number of options granted	n/a	276,664
Term for the options to become exercisable	n/a	05/31/2021
Maximum term to exercise the options	n/a	11/30/2021
Lock-up period	n/a	n/a
Fair value of the options on the Grant Date (per option)	n/a	R$ 78.52

Series C5:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Grant Date	n/a	31/05/2018
Number of options granted	n/a	276,664
Term for the options to become exercisable	n/a	31/05/2021
Maximum term to exercise the options	n/a	30/11/2021
Lock-up period	n/a	180 days
Fair value of the options on the Grant Date (per option)	n/a	R$ 35.66

13.6 -    Outstanding Options of the Board of Directors and the Statutory Board of Executives, at the end of the last fiscal year.

The members of our Board of Directors were not eligible for our Stock Option Plan and stock-based compensation plan in 2018. The table below presents the stock-based compensation paid to our Board of Executive Officers in 2018.

Amounts for the year 2018:

Board of Executive Officers
Total number of members Number of members receiving compensation	5.42 5.42
Regarding each grant of options:*:*	Series B2	Series C2	Series B3	Series C3	Series B4	Series C4	Series B5	Series C5
Grant Date	05/29/2015	05/29/2015	05/31/2016	05/31/2016	05/31/2017	05/31/2017	05/31/2018	05/31/2018
Number of options granted (in No. of shares)	107,674	107,662	356,760	356,760	238,581	238,581	276,664	276,664
Term for the options to become exercisable	06/01/2018	06/01/2018	06/01/2019	06/01/2019	06/01/2020	06/01/2020	06/01/2021	06/01/2021
Maximum term to exercise the options	11/30/2018	11/30/2018	11/30/2019	11/30/2019	11/30/2020	11/30/2020	11/30/2021	11/30/2021
Lock-up period	N/A	180 days	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price of each of the following groups of shares:
Outstanding at the beginning of the fiscal year (R$, per share)	0.01	77.27	0.01	37.21	0.01	56.78	0.01	62.61
Lost during the fiscal year (R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (R$, per share)	0.01	N/A	0.01	N/A	0.01	N/A	0.01	N/A
Expired during the fiscal year (R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the Grant Date (R$, per share)	85.64	34.6	40.44	16.98	68.97	30.74	78.52	35.66
Potential dilution in the event the options are exercised	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

13.7 - Options exercised and shares delivered related to stock-based compensation of the Board of Directors and Statutory Board of Executive Officers

The members of our Board of Directors have not been eligible for our Stock Option Plan and our stock-based compensation plan in 2016, 2017 and 2018. The tables below present the options that have been exercised and the shares delivered to the members of the Company’s Board of Executive Officers in 2016, 2017 and 2018.

Shares associated to the exercise of the stock options are delivered on the date of the relevant exercise and each option entitles the holder to one share. Thus, there is no difference between the exercised options and the shares delivered for the years of 2016, 2017 and 2018.

Amounts for the year 2018

	Board of Executive Officers
Number of members receiving compensation (who exercised their options)	4
Regarding exercised and delivered shares:	Series B2	Series B5
Number of shares	25,704	94,879
Weighted average exercise price (R$, per share)	0.01	0.01
Total difference between the exercise value and market value of shares related to options exercised (R$, per share)	80.00	80.18

Amounts for the year 2017

	Board of Executive Officers
Number of members receiving compensation (who exercised their options	4
Regarding exercised and delivered shares:	Series B1	Series C3	Series B4
Number of shares	23,750	109,195	145,212
Weighted average exercise price (R$, per share)	0.01	37.21	0.01
Total difference between the exercise value and market value of shares related to options exercised (R$, per share)	74.48	40.70	74.48

Amounts for the year 2016

	Board of Executive Officers
Number of members receiving compensation (who exercised their options)	1
Regarding exercised and delivered shares:	Series B2	Series B3
Number of shares	81,970	218,390
Weighted average exercise price (R$, per share)	0.01	0.01
Total difference between the exercise value and market value of shares related to options exercised (R$, per share)	57.27	52.32

13.8 -    Information necessary to understand the data disclosed in items 13.6 to 13.7 - pricing method of the value of shares and options

a.              pricing model

The fair value of each option granted is estimated at the grant date based on the Black-Scholes option pricing model.

b.              data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, option period, expected dividends and risk-free interest rate

The fair value of each option granted is estimated on the Grant Date using the Black-Scholes-Merton model of option pricing, taking into account the following assumptions, regarding the options effective in 2018:

As of the Grant Date
Weighted average price of shares (per share), as per average value of the last 20 auctions in relation to the Grant Date	Series B2: R$ 93.37 Series C2: R$ 93.37 Series B3: R$ 46.51 Series C3: R$ 46.51 Series B4: R$ 70.98 Series C4: R$ 70.98 Series B5: R$ 78.26 Series C5: R$ 78.26
Exercise Price	Series B2: R$ 0.01 Series C2: R$ 77.27 Series B3: R$ 0.01 Series C3: R$ 37.21 Series B4: R$ 0.01 Series C4: R$ 56.78 Series B5: R$ 0.01 Series C5: R$ 62.61
Restated updated volatility	36.52%
Life period of options	3 years
Expected dividends	0.41%
Risk-free interest rate	9.29%
Fair value of the option on the Grant Date (per option)	See item 13.6 above.

c.              method used and assumptions made to incorporate the expected effects of early exercise

The Company does not take into account, for purposes of option pricing, the early exercises resulted from dismissal, death or disability of the beneficiary, as well as from corporate events.

The Company has adopted the assumption that the options will be exercised from the moment in which they become exercisable. Thus, the life period of options adopted for calculation is 3 years, according to the granting series and associated vesting periods.

d.              method of determining expected volatility

For the calculation of the expected volatility, we used standard deviation of the natural logarithm of historical daily variations of the price of shares issued by our Company, according to the effective period of the options.

e.              other characteristics incorporated in the calculation of the options’ fair value

There are no additional characteristics to report in this item.

13.9 -    Interest held by members of the Board of Directors, the statutory Board of Executive Officers and the Fiscal Council

  Shares or quotas directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controllers companies, subsidiaries or companies under common control.

Board of Directors                                 563,022 preferred shares issued by the Company

Board of Executive Officers                  234.354 preferred shares issued by the Company

Fiscal Council                                         0

  Other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlled companies, subsidiaries or companies under common control.

Board of Directors                                 0

Board of Executive Officers                  0

Fiscal Council                                         0

13.10 - Information on pension plans for members of the Board of Directors and Statutory Board of Executive Officers

The table below presents information related to the private pension plans in force and conferred to the members of our management.

	Board of Directors	Board of Executive Officers
Number of members	13.00	6.00
Number of members receiving compensation [1]	0.75	3.25
Name of the Plan	Private Pension Plan of Pão de Açúcar Group with Brasilprev Seguros e Previdência S.A.
Number of managers who have the conditions to retire	None
Conditions for anticipated retirement

- To be, at least, 60 years old;

- To have, at least, 10-year bond with Pão de Açúcar Group;

- To have contributed with the Pension Plan for, at least, 5 years; and

- To have ended the bond with Pão de Açúcar Group.

Updated amount of the contributions accumulated in the pension plan, until the end of the past fiscal year, less the portion of contributions made directly by the executives (in R$)		R$ 3,914,142.17
Total accumulated amount of contributions made during the last fiscal year, less the portion of contributions made directly by the executives (in R$)		R$ 683,002.57

Possibility and conditions for early redemption:

The early redemption is possible, in the event of dismissal/withdrawal of the beneficiary from our Company. As for the redemption of contributions performed by our Company, the reserve balance shall be released according to the following ratio:

- No redemption, if he/she has contributed for less than 5 years;

- Redemption of 50% of the balance, if he/she has contributed for 5 to 6 years;

- Redemption of 60% of the balance, if he/she has contributed for 6 to 7 years;

- Redemption of 70% of the balance, if he/she has contributed for 7 to 8 years;

- Redemption of 80% of the balance, if he/she has contributed for 8 to 9 years;

- Redemption of 90% of the balance, if he/she has contributed for 9 to 10 years; e

- Redemption of 100% of the balance, if he/she has contributed for more than 10 years.

1 The number of members of our Board of Executive Officers receiving compensation of private pension plan, reported in the table above, corresponds to the annual average number of Officers receiving compensation that is monthly assessed, as shown below:

Month	Number of Members of the Board of Directors	Number of Members of the Board of Executive Officers
January	0	4
February	0	4
March	0	4
April	1	3
May	1	3
June	1	3
July	1	3
August	1	3
September	1	3
October	1	3
November	1	3
December	1	3
Total	9	39
Total number of members / 12	0.75	3.25

13.11 - Maximum, minimum and average compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Highest, lowest and average individual compensation on 12/31/2018
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total members	13.33	5.42	1.00
Numbers of members receiving compensation	12.33	5.42	1.00
Highest compensation (R$)*	6,380,144	29,525,905	76,000
Lowest compensation (R$)**	92,400	1,587,723	76,000
Average compensation (R$)	893,282	15.112.012	228,000
Note:

*The highest annual individual compensation of each body was received by members who exercised their functions at the Company for 12 months.

**The calculation of the lowest annual individual compensation of each body excludes who exercised the position for less than 12 months.

Highest, lowest and average individual compensation on 12/31/2017
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total members	16.08	6.75	2.00
Numbers of members receiving compensation	15.08	6.75	2.00
Highest compensation (R$)*	617,700	49,727,847	152,000
Lowest compensation (R$)**	180,000	1,552,035	152,000
Average compensation (R$)	384,444	13,024,219	228,000
Note:

*The highest annual individual compensation of each body was received by members who exercised their functions at the Company for 12 months.

**The calculation of the lowest annual individual compensation of each body excludes members who exercised the position for less than 12 months.

Highest, lowest and average individual compensation on 12/31/2016
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council***
Total members	14.58	6.83	-
Numbers of members receiving compensation	13.58	6.83	-
Highest compensation (R$)*	955,715	34,500,800	-
Lowest compensation (R$)**	27,084	1,158,363	-
Average compensation (R$)	524,914	10,295,810	-
Note:

*The highest annual individual compensation of each body was received by members who exercised their functions at the Company for 12 months.

**The calculation of the lowest annual individual compensation of each body excludes members who exercised the position for less than 12 months.

*** In 2016, Fiscal Council was not established.

13.12 - Compensation or indemnification mechanisms for officers in the event removal from office or retirement

As on December 31, 2018, the Company did not have contractual arrangements, insurance policies or other instruments that structure compensation mechanisms or indemnification for managers in place, in the event of dismissal or retirement.

13.13 - Percentage of total compensation held by executives and members of the Fiscal Council that are related parties to the controlling shareholders of the Company

Amounts for the year 2018:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
18.91%	0%	0%	2.14%

Amounts for the year 2017:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
36,67%	0%	0%	2,26%

Amounts for the year 2016:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
31.87%	0%	0%	3.12%

13.14 - Compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council received due to any reason other than the position he/she holds (amounts recognized in the Company’s profit or loss)

Amounts for the year 2018

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2017

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2016

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15    Compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council, specifying how these amounts were attributed to these individuals (amounts recognized in profit or loss of direct or indirect controlling shareholders of joint ventures or subsidiaries of the Company)

Amounts for the year 2018

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2017

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2016

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.16    Other material information

Not applicable, since all the material information applicable to this topic was already disclosed in the above items.

********************

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 29, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.